UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 16 February 2017
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields 2016 Results

Exceeding targets
JOHANNESBURG. 16 February 2017
Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings of US$191 million for the year ended December 2016 compared with normalised losses of US$45 million for the year ended December 2015.
A final dividend number 85 of 60 SA cents per share (gross) is payable on 13 March 2017, giving a total dividend for the year ended December 2016 of 110 SA cents per share (gross).
Statement by Nick Holland,
Chief Executive Officer of Gold Fields
Exceeding targets in 2016
Gold Fields reports results for the year ended
31 December 2016, with both production and
costs beating original guidance. During
2016, we achieved a number of our strategic
objectives including improving safety;
achieving guidance; generating strong net
cash flow; deleveraging the balance sheet
and growing the dividend in line with higher
normalised earnings. In addition, we are
investing in the future to allow us to continue
to deliver and grow sustainable free cash
flow for years to come.
Safety is our top priority and our efforts to
achieve zero harm continued in 2016. The
Group’s fatality injury frequency rate
improved by 67% to 0.02 in 2016 (FY2015:
0.06). The total recordable injury frequency
rate (TRIFR) improved by 33% to 2.27 in
2016 (FY2015: 3.40).
For FY2016, attributable gold equivalent
production was 2,146koz (FY2015:
2,159koz), with all-in sustaining costs (AISC)
of US$980/oz (FY2015: US$1,007/oz) and
all-in costs (AIC) of US$1,006/oz (FY2015:
US$1,026/oz). This compares with revised
guidance of 2,100koz to 2,150koz (original
guidance of 2,050koz to 2,100koz) at AISC
of US$1,000/oz to US$1,010/oz and AIC of
US$1,035/oz to US$1,045/oz (same for
original and revised guidance).
Our focus on generating free cash flow
yielded positive results again in 2016 with the
eight mines in the Group generating net cash
flow of US$444m (FY2015: US$254m). A
significant driver of the increase in net cash
flow was South Deep achieving a small net
cash inflow for the full year of US$12m,
compared to the c.US$80m outflow in the
previous year. After taking into account the
interest paid on net debt, growth expenditure at
Salares Norte and sundry other costs, Group
net cash flow was US$294m (FY2015:
US$123m).
The strong cash generation has enabled us to
further improve our balance sheet, by reducing
our net debt by US$214m during the year to
US$1,166m at the end of 2016 (31 December
2015: US$1,380m). Net debt to EBITDA as at
31 December 2016 was 0.95x, surpassing our
target of 1.0x by end 2016 which we set
ourselves at the start of 2015. It is worth
highlighting that this improved balance sheet
has been achieved even after the US$197m
payment to Gold Road for the acquisition of
50% of the Gruyere Gold project announced at
the end of 2016.
In line with our trading statement released on 2
February 2017, there was a more than
threefold increase in normalised earnings for
2016 to US$191m (FY2015: US$45m) or
US$0.24 per share (FY2015: US$0.06). The
increase in normalised earnings has enabled
us to declare a final dividend of 60 SA cents,
which takes the total dividend for 2016 to 110 SA
cents, which implies a pay-out at the upper end
of our dividend policy.
As detailed in a separate announcement, we
have announced the new long-term build-up
plan for South Deep. The mine is expected to
ramp-up to steady state production of c.500koz
over the next 5 years at AIC below US$900/oz.
SALIENT FEATURES
2,146
million ounces for 2016
of attributable gold
production
566,000
ounces for the Dec quarter
US$980
per ounce for 2016
All-in-sustaining costs
US$911
per ounce for the Dec quarter
US$1,006
per ounce for 2016
All-in-costs
US$941
per ounce for the Dec quarter
US$294 million
cash inflow for 2016
from operating
activities*
US$82 million
cash inflow for the Dec quarter
Net debt/EBITDA
Ratio 0.95X
As at 31 Dec 2016
Note: *Cash flow from operating activities less net
capital expenditure and environmental payments.
Year ended 31 December 2016

Gold Fields 2016 Results
Strong operational performance in Q4 2016
Attributable gold equivalent production for Q4 2016 was 566koz (Q3
2016: 537koz), with all-in sustaining costs (AISC) of US$911/oz (Q3
2016: US$1,026/oz) and all-in costs (AIC) of US$941/oz (Q3 2016:
US$1,038/oz).
Reinvesting today for tomorrow
In 2017, we will continue to drive operational excellence but in addition increase our focus on setting up the business for the future. With various new growth and development projects, we have entered the next cycle in our evolution. This focuses on reinvesting in the business and our future to target both continuing and increasing free cash flow for the benefit of all stakeholders.
At the end of 2016 we announced our joint venture with Gold Road to develop and operate the Gruyere Gold project. We have taken over its management in February 2017 and production should start early in
2019. Last year also saw the decision on the reinvestment plan for
Damang, extending the life-of-mine from 2017 to 2024, with clear upside beyond that.
In Chile, the Salares Norte project has achieved the key milestone of receiving Government approval for sufficient water rights. As at 31
December 2016, Salares Norte had Mineral Resources of 4.4Moz gold equivalent ounces (25.6Mt at 4.6g/t Au; 53.1g/t Ag), of which 52% is in the Indicated category. In addition, land easement has been granted for a period of 30 years. The project is on track to complete a prefeasibility study in Q2 2017.
In addition, we will continue to invest in brownfields exploration in
Australia with positive results at St Ives and Granny Smith, and look for opportunities, for life extension at Cerro Corona and Tarkwa.
Investments such as these do not mean that our strategy has changed.
We remain focused on generating cash in order to reduce our debt, pay dividends to shareholders and share the value we create with employees and host communities.
However, for us to grow and sustain cash flow, investing is necessary.
While we may spend more cash than we may generate in 2017,
depending on, inter alia, gold price and exchange rate, we are taking a longer term view to growing our cash flow in the future. Our business is a long-term game, which has to be sustainable though price cycles.
Importantly, we are ensuring that we only embark on investments and capital expenditure with excellent potential for pay-backs and returns and which will continue to drive down our costs. It is also important to remember that we need to keep managing our existing ore bodies with regard to grade management and ongoing sustainable capital
expenditure, so as to provide a platform for repetitive strong cashflow.
In October, we announced the Damang reinvestment plan which
requires an investment of US$340m and will extend the life of mine
(LoM) by eight years from 2017 to 2024. Over the LoM, a total of 165Mt waste and ore will be mined, with 32Mt processed at a grade of 1.65g/t, resulting in total gold production of 1.56Moz (average annual production of 225koz) at average AIC of US$950/oz. The project offers healthy returns, with an IRR of 28% at a gold price of US$1,200/oz and a payback period of 4.5 years.
In November 2016, Gold Fields entered into a 50:50 joint venture with
Gold Road Resources for the development and operation of the
Gruyere Gold project in Western Australia. The total purchase consideration was A$350m payable in cash and a 1.5% royalty on Gold
Fields’ share of production after total mine production exceeds 2Moz with an approximate value of A$15 million. The Gruyere project is expected to have average annualised production of 270koz for a 13-
year life of mine at average AISC of c.A$945/oz (US$690/oz at A$1;00:
US$0.73), with construction capital expenditure estimated at A$507m.
First production from Gruyere is expected end-2018/early-2019. The project offers a return of 6% on reserves only and excluding other known deposits on the joint venture tenements at a gold price of
A$1,600/oz, after taking the acquisition cost into account. Importantly, this investment established a foothold in a new and very significant gold province, the Yamarna belt, east of the Yilgarn Craton system.
Gruyere has received approval from the Department of Mines and
Petroleum (DMP) for the Project Management Plan, Mining Proposal
and Mine Closure Plan. This is the final level of approval required to allow commencement of construction of the process plant and
associated infrastructure, and development work on the Gruyere open pit mine. In addition, all environmental approvals have been received.
Before year-end we completed the sale of a portfolio of eleven existing producing and non-producing royalties to Maverix Metals Inc, in return for 42.85 million common shares and 10 million common share
purchase warrants of Maverix. Gold Fields owns approximately 32%
of the issued and outstanding common shares of Maverix, which is currently worth around US$42m.
South Deep cash positive in 2016
South Deep is a key part of the Gold Fields portfolio and will be a key contributor to Group production and cash flow as the mine ramps up to full production. Production at South Deep increased by 47% to 9,032kg
(290koz) in FY2016 from 6,160kg (198koz) in FY2015 driven primarily by increased mining volumes. AIC decreased 8% YoY to R583,059/kg
(US$1,234/oz). Good progress was made on a number of important activities:
•    An overall improvement in safety during 2016 with the TRIFR improving 17% YoY to 2.42 in FY2016 (FY2015: 2.91). As
previously reported, there was one fatality at the mine during the year.
•    Improved operating performance and the higher rand gold price received resulted in the mine generating net cash flow of R175m
(US$12m), which is a complete turnaround from the outflow of
R1,009m (US$80m) in 2015.
•    Development increased by 47% to 6,933 metres in 2016 from
4,701 metres in 2015. New mine development increased by 9%
YoY to 811 metres.
•    Given the change to the high profile method in the middle of 2015, destress mining was little changed YoY at 32,333m
2
(FY2015:
31,499m
2
). The high profile method accounted for 69% of total
destress mining in 2016 compared to 5% in 2015. All destress mining on the mine now uses the high profile method.
•    Longhole stoping volumes increased by 74% to 745kt in FY2016
(FY2015: 429kt). There was a notable improvement in longhole stoping rig productivity during FY2016, which increased by 28%
YoY to 9,805t/rig.
•    Secondary support installation increased by 32% YoY in FY2016 to 8,694 metres.
•    Backfill placed was 10% higher YoY at 373m
3.
Australia
Gold production in the Australia region for FY2016 was 5% lower YoY at 942koz, but exceeded original and revised guidance of 905koz and
925koz, respectively. AIC for the region was 4% higher YoY in A$
terms at A$1,261/oz and 3% higher YoY in US$ terms at US$941/oz.
The region had another strong year of cash generation, with net cash flow of A$343m (US$256m) for 2016.

Gold Fields 2016 Results

In line with our strategy to continually upgrade the Gold Fields portfolio, we have commenced a sales process for Darlot. Darlot was acquired in 2013 as part of the acquisition of Barrick Gold’s Yilgarn South assets.
We have invested heavily to extend the life of the mine beyond the initial projected six months which has resulted in Darlot producing more than 241,000 ounces of gold in the past three years. However, we believe that Darlot needs a more intensive exploration focus, which
Gold Fields is unable to provide given our significant exploration activities at our other Australian assets as well as the development of
Gruyere project.
The brownfields exploration programme in Australia continued to show positive results in 2016, with resources flat and reserves up +10% for the year (excluding Gruyere), with both Granny Smith and St Ives more than replacing depletion in 2016. The total exploration spend for the year was A$102m.
West Africa
Attributable gold production from the West Africa region was 5% lower
YoY at 644koz due to lower production at both Tarkwa and Damang.
However, AIC for the region decreased by 3% YoY to US$1,020/oz mainly as a result of lower net operating costs and lower capital expenditure, partially offset by lower gold sold. The region generated net cash flow of US$100m for FY2016. The Damang project is
progressing according to plan, with the mining contractors having been mobilised on site, along with most of their fleet.
South America
Attributable equivalent gold production at Cerro Corona decreased by
9% YoY to 269koz, mainly due to lower gold head grades, as a result of planned sequencing and the lower copper price. AIC decreased by
31% YoY to US$499 per gold ounce (2% YoY to US$762 per
equivalent ounce). AIC per equivalent ounce decreased by 2% YoY to
US$762 per equivalent ounce (2015: US$777 per equivalent ounce).
Despite the lower production, the mine generated net cash flow of
US$77m.
FY2017 outlook and guidance
Attributable equivalent gold production for the Group for 2017 is expected to be between 2.10 million ounces and 2.15 million ounces, unchanged from the updated guidance provided in 2016. The
Australian region is expected to produce around 910,000 ounces.
Cerro Corona’s anticipated gold equivalent production of around
290,000 ounces is higher than 2016 with the increase mainly due to the positive impact of the higher copper/gold price ratio. Lower production of 120,000 ounces is expected at Damang given the reinvestment currently underway and South Deep is expected to increase production to around 9,800 kilograms (315,000 ounces). AISC, for the Group, is expected to be between US$1,010 per ounce and US$1,030 per
ounce.
As mentioned earlier, Gold Fields plans to embark on a year of reinvestment in 2017 with the focus on new growth and development projects, and to target both sustaining and growing free cash flow.
Apart from the additional investment in South Deep, three other major projects namely the Damang reinvestment project, the Gruyere development project and the Salares Norte project require investment.
Growth expenditure at South Deep is planned to increase to R287 million (US$20 million) in 2017 (2016: R115 million/US$8 million).
In 2017, US$120 million will be invested in future growth at Damang largely on waste stripping to expose high grade ore sources in the future, while A$153 million (US$112 million) is planned to be spent on the development of Gruyere and A$106 million (US$78 million) on the balance of the purchase price. In Chile, Salares Norte is on track to complete a prefeasibility study in H2 2017. The plan is to increase expenditure to US$64 million at Salares Norte in 2017 (2016: US$39 million) as it anticipates commencing detailed feasibility.
As a result of the above, AIC for the Group is planned to increase significantly to between US$1,170 per ounce to US$1,190 per ounce.
Sustaining capital expenditure for the Group is planned at US$617 million and growth capital expenditure is planned at US$252 million.
The US$252 million comprises US$120 million for Damang, A$153 million (US$112 million) for Gruyere, as well as R287 million (US$20 million) at South. These expectations assume exchange rates of
R/US$: 14.14 and A$/US$: 0.73.
Stock data for the year ended 31 December 2016
Number of shares in issue
NYSE – (GFI)
– at 31 December 2016 820,606,945 Range  –Year US$2.64 – US$6.45
– average for the year 810,082,191 Average Volume – Year 6,421,988 shares/day
Free Float 100 per cent
JSE Limited – (GFI)
ADR Ratio 1:1 Range   – Year ZAR38.78 – ZAR91.30
Bloomberg/Reuters GFISJ/GFLJ.J Average Volume – Year 3,378,480 shares/day

Gold Fields 2016 Results
Key Statistics
UNITED STATES DOLLARS
Quarter
Year ended
December
2016
September
2016
December
2015
2016
2015
Gold produced*
000’oz
566
537
566
2,146
2,159
Tonnes milled/treated
000 tonnes
8,606
8,656
8,386
34,222
33,014
Revenue
US$/oz
1,198
1,329
1,092
1,241
1,140
US$/South African rand conversion rate
US$/R
13.87
14.15
14.08
14.70
12.68
US$/Australian dollar conversion rate
A$/US$
0.75
0.76
0.72
0.75
0.75
Operating costs
US$/tonne
45
41
41
42
43
All-in sustaining costs
#
US$/oz
911
1,026
929
980
1,007
Total all-in cost
#
US$/oz
941
1,038
942
1,006
1,026
Operating profit
US$m
1,362
1,089
Adjusted EBITDA**
US$
1,232
1,002
Net profit/(loss)
attributable to owners of the parent
US$m
163
(242)
Net profit/(loss)
attributable to owners of the parent
US
c.p.s.
20
(31)
Headline earnings/(loss)
US$m
208
(28)
Headline earnings/(loss)
US c.p.s.
26
(4)
Normalised earnings
US$m
191
45
Normalised earnings
US c.p.s.
24
6
** Reconciliation between operating profit
and adjusted EBITDA
Operating profit
US$
1,362
1,089
Environmental rehabilitation interest US$
11
12
Other US$
(49)
(45)
Exploration and project costs US$
(92)
(54)
Adjusted EBITDA US$
1,232
1,002
*
All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
#
Refer to page 26 and 27.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 5 per cent of Group production.
Figures may not add as they are rounded independently.
Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields’ mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
• the success of the Group’s business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’
facilities and Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields H2 2016 Results

Results for the Group
SAFETY
The Group’s fatality injury frequency rate improved by 67 per cent from 0.06 in 2015 to 0.02 in 2016. The total recordable injury frequency rate (TRIFR)
1
improved by 33 per cent from 3.40 in 2015
to 2.27 in 2016.
1
Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost
Time Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x
1,000,000/number of man-hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
For the year ended 31 December 2016 compared
with the year ended 31 December 2015
REVENUE
Attributable equivalent gold production decreased marginally from
2.159 million ounces in 2015 to 2.146 million ounces in 2016.
Gold production at South Deep in South Africa, increased by 47 per cent from 6,160 kilograms (198,000 ounces) to 9,032 kilograms
(290,400 ounces).
Attributable gold production at the West African operations
decreased by 5 per cent from 678,500 ounces in 2015 to 644,200 ounces in 2016 due to lower production at both Tarkwa and
Damang. Attributable equivalent gold production at Cerro Corona in
Peru decreased by 9 per cent from 294,200 ounces in 2015 to
268,900 ounces in 2016. Gold production at the Australian
operations decreased by 5 per cent from 988,000 ounces in 2015 to
942,400 ounces in 2016 due to lower production at all the
operations.
At the South Africa region, production at South Deep increased by
47 per cent from 6,160 kilograms (198,000 ounces) in 2015 to 9,032 kilograms (290,400 ounces) in 2016 due to increased volumes and grades.
At the West Africa region, managed gold production at Tarkwa decreased by 3 per cent from 586,100 ounces in 2015 to 568,100 ounces in 2016 mainly due to lower yield. At Damang, managed gold production decreased by 12 per cent from 167,800 ounces in
2015 to 147,700 ounces in 2016 mainly due to lower yield.
At the South America region, total managed gold equivalent
production at Cerro Corona decreased by 9 per cent from 295,600 ounces in 2015 to 270,200 ounces in 2016 mainly due to the lower copper price relative to the gold price (price factor), lower gold head grades and lower gold recovery.
At the Australia region, St Ives’ gold production decreased by 2 per cent from 371,900 ounces in 2015 to 362,900 ounces in 2016 mainly due to lower grades. At Agnew/Lawlers, gold production decreased by 3 per cent from 236,600 ounces in 2015 to 229,300 ounces in
2016 mainly due to decreased tonnes mined and processed. At
Darlot, gold production decreased by 15 per cent from 78,400 ounces in 2015 to 66,400 ounces in 2016 mainly due to lower grades mined. At Granny Smith, gold production decreased by 6 per cent from 301,100 ounces in 2015 to 283,800 ounces in 2016 due to lower grades mined and processed.
The average US dollar gold price achieved by the Group increased by 9 per cent from US$1,140 per equivalent ounce in 2015 to
US$1,241 per equivalent ounce in 2016. The average rand gold price increased by 22 per cent from R478,263 per kilogram to
R584,894 per kilogram. The average Australian dollar gold price increased by 9 per cent from A$1,541 per ounce to A$1,675 per ounce. The average US dollar gold price for the Ghanaian
operations increased by 7 per cent from US$1,161 per ounce in
2015 to US$1,247 per ounce in 2016. The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro
Corona increased by 20 per cent from US$996 per equivalent ounce in 2015 to US$1,199 per equivalent ounce in 2016. The average
US dollar/Rand exchange rate weakened by 16 per cent from
R12.68 in 2015 to R14.70 in 2016. The average Australian/US dollar exchange rate was similar at A$1.00 = US$0.75.
Revenue increased by 8 per cent from US$2,545 million in 2015 to
US$2,750 million in 2016 mainly due to the higher gold price achieved.
OPERATING COSTS
Net operating costs decreased by 5 per cent from US$1,456 million in 2015 to US$1,388 million in 2016. The US$68 million lower net operating cost was due to US$18 million lower cost in local currency and the exchange rate effect of US$50 million on translation into
US$ dollar. The gold-in-process credit to cost of US$46 million in
2016 compared with a charge of US$25 million in 2015. This change in gold-in-process was mainly at St Ives due to the processing of low grade stockpiles in 2015 that were built-up in 2014 while the
Invincible pit was being stripped in 2015. Sufficient ore to fill the mill and to create stockpiles was mined in 2016.
At the South Africa region, net operating costs at South Deep increased by 33 per cent from R3,000 million (US$237 million) in
2015 to R3,993 million (US$272 million) in 2016 mainly due to a 47 per cent increase in production, annual salary increases, the electricity increase and an increase in employees and contractors in line with the strategy to sustainably improve all aspects of the operation and to position the mine to achieve the targets set out in the rebase plan.
At the West Africa region, net operating costs decreased by 10 per cent from US$513 million in 2015 to US$463 million in 2016. This decrease in net operating costs was mainly due to lower production, benefits realised as a result of the incorporation of the development agreement which is now fully embedded at the operations following ratification in March 2016, continued business process re-
engineering, as well as a build-up of inventory of US$18 million in
2016 compared with US$5 million in 2015. At Tarkwa, net operating costs were similar at US$327 million due to higher operating costs, partially offset by a bigger build-up of gold-in-process. A build-up of

Gold Fields 2016 Results
stockpiles of US$18 million in 2016 compared with US$7 million in
2015. At Damang, net operating costs decreased by 27 per cent from US$186 million to US$136 million due to lower mining and consumable costs in line with the lower production.
At the South America region, net operating costs at Cerro Corona decreased by 3 per cent from US$145 million in 2015 to US$140 million in 2016 mainly due to a build-up of concentrate of US$4 million in 2016 compared with a drawdown of US$1 million in 2015.
At the Australia region, net operating costs decreased by 8 per cent from A$747 million (US$562 million) in 2015 to A$689 million
(US$514 million) in 2016 mainly due to gold-in-process movements.
At St Ives, the gold-in-process credit to cost of A$15 million (US$11 million) in 2016 compared with a charge of A$34 million (US$25 million) in 2015. In 2015, St Ives processed low grade stockpiles built-up in 2014, whereas enough ore was mined to fill the mill and to create stockpiles in 2016. At Granny Smith, the credit to cost of
A$10 million (US$7 million) in 2016 compared with a charge of A$7 million (US$5 million) in 2015. This A$17 million (US$12 million)
change in gold-in-process was mainly due to timing of the campaign milling. At Agnew/Lawlers, a gold-in-process credit of A$7 million
(US$5 million) in 2016 compared with A$2 million (US$1 million) in
2015. At Darlot, a gold-in-process charge of A$1 million (US$nil million) in 2016 compared with a credit to cost of A$1 million (US$1 million) in 2015.
OPERATING PROFIT
Operating profit for the Group increased by 25 per cent from
US$1,089 million in 2015 to US$1,362 million in 2016 due to the increase in revenue and the decrease in net operating costs.
AMORTISATION AND DEPRECIATION
Amortisation and depreciation for the Group increased by 11 per cent from US$610 million in 2015 to US$679 million in 2016. This increase of US$69 million was due to amortisation and depreciation increases of US$83 million due to the increase in production at
South Deep and a decrease in depreciable reserves at Cerro
Corona and at St Ives in Australia, partially offset by an exchange rate effect of US$14 million.
OTHER
Net interest expense for the Group decreased by 9 per cent from
US$65 million in 2015 to US$59 million in 2016. Interest expense of US$83 million, partially offset by interest income of US$9 million and interest capitalised of US$15 million in 2016 compared with interest expense of US$88 million, partially offset by interest income of US$6 million and interest capitalised of US$17 million in 2015.
The share of equity accounted losses decreased by 67 per cent from
US$6 million in 2015 to US$2 million in 2016 due to downscaling of activities at Far Southeast project (FSE).
The loss on foreign exchange of US$6 million in 2016 compared with a gain of US$10 million in 2015. These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.
The gain on financial instruments of US$14 million in 2016 was mainly due to the South Deep currency hedge of US$70 million at an average price of R16.8273 to the US$. This compared with a loss of US$5 million in 2015 which related to the mark to market adjustment on the diesel hedges that the Australian operations entered into on 10 September 2014 and 26 November 2014. The
diesel hedges came to an end on 31 December 2015.
Share-based payments for the Group increased by 27 per cent from
US$11 million in 2015 to US$14 million in 2016 due to the
implementation of a new long-term employee incentive scheme.
Long-term employee benefits increased by 120 per cent from US$5 million to US$11 million due to mark to market adjustments relating to the share price portion of the incentive scheme.
Other costs for the Group increased by 9 per cent from US$45 million to US$49 million, mainly due to the write-off of bank facility fees of US$5 million as a result of refinancing of the off-shore credit facility during 2016.
EXPLORATION AND PROJECT COSTS
Exploration and project costs increased by 70 per cent from US$54 million in 2015 to US$92 million in 2016 mainly due to an increase at Salares Norte from US$16 million in 2015 to US$39 million in
2016 and the write-off of brownfields exploration costs at the
Australian operations from A$41 million (US$31 million) in 2015 to
A$64 million (US$48 million) in 2016. This write-off is a book entry and non- cash.
NON-RECURRING ITEMS
Non-recurring expenses of US$17 million in 2016 compared with
US$218 million in 2015.
The non-recurring expenses in 2016 included mainly:
•     Cash-generating unit impairment of US$66 million at Cerro
Corona. The impairment calculation is based on the 2016 life of mine plan using the following assumptions:
o
Gold price 2017: US$1,100 per ounce, 2018: US$1,200
per ounce, 2019 onwards: US$1,300 per ounce;
o
Copper price 2017 and 2018: US$2.50 per pound, 2019
onwards: US$2.80 per pound;
o
Resource price US$60 per ounce;
o
Life of mine: 7 years; and
o
Discount rate: 4.8 per cent.
The impairment is due to a reduction in gold and copper
reserves due to depletion, a decrease in the gold and copper price assumptions for 2017 and 2018, a lower resource price
and an increase in the Peru tax rate.
•     Impairment of fleet relating to the disposal of fleet to the contractor and inoperable assets at Damang (US$10 million);
•     Retrenchment costs (US$12 million), mainly at Damang (US$10 million) and Granny Smith (A$2 million/US$1 million);
•     Other: US$5 million.
This was partially offset by:
•     Profit on sale of royalties as part of the Maverix transaction
       (US$48 million);
•     Profit on buy-back of the bond (US$18 million); and
•     A decrease in rehabilitation provision (US$10 million) mainly due to decreases in base cases associated with a reduction in diesel price at the Australian operations (A$10 million/US$7
       ;million).

Gold Fields 2016 Results

Non-recurring items of US$218 million in 2015 included mainly:
•     Impairment of the Group’s investment in Far South East (FSE)
in the Philippines (US$101 million) to its recoverable amount;
•     Impairment of the Group’s investment in Hummingbird (US$15 million) to its fair value;
•     Loss on disposal of assets at Cerro Corona (US$5 million);
•    Scrapping of assets no longer in use at Cerro Corona (US$7 million);
•     Write-off of stockpiles at Damang (US$8 million) due to net realisable value adjustments;
•     Retrenchment costs (US$9 million), mainly at Tarkwa (US$5
million) and St Ives (A$4 million/US$3 million);
•     Impairment of Arctic Platinum project (US$39 million) to its fair value less cost of disposal;
•     Impairment at Darlot: gross A$19 million (US$14 million), tax
A$6 million (US$4 million), net A$13 million (US$10 million); and
•     Impairment at Damang: gross US$36 million, tax US$13 million, net US$23 million. This was based on current studies which
may result in the pits not being mined and thus necessitating them being written down to nil carrying value.
This was partially offset by:
•     A decrease in rehabilitation provision (US$15 million) due to increased discount rates at South Deep (R78 million/US$6
      million) and at the Australian operations (A$12 million/US$9 million).
ROYALTIES
Government royalties for the Group increased by 5 per cent from
US$76 million in 2015 to US$80 million in 2016 in line with higher revenue.
TAXATION
The taxation charge for the Group of US$192 million in 2016
compared with US$247 million in 2015. Normal taxation increased from US$143 million to US$205 million due to higher taxable
income. The deferred tax credit of US$13 million in 2016 compared with a charge of US$104 million in 2015.
The deferred tax credit of US$13 million in 2016, arose mainly due to lower impairments of the deferred tax assets of US$30 million
(2015: US$68 million) at Cerro Corona and US$nil (2015:US$37 million) at Damang along with a lower charge of US$1 million (2015:
US$32 million) related to the weakening of the Peruvian Nuevo Sol.
In addition, there were changes in the tax rates in both Ghana and
Peru. This resulted in a deferred tax credit of US$21 million (2015:
US$nil) in Ghana and a deferred tax charge of US$12 million (2015:
US$5 million credit) in Peru.
In Peru, tax depreciation is recognised using the straight line depreciation method for the majority of assets over periods longer than the life of mine. As Cerro Corona has a current life of mine to
2023, a significant portion of assets will not be fully depreciated for tax purposes by the end of the life of the mine. In prior years, the
Group believed that the life could be extended through an expansion of the tailings storage facility. However, during 2015, the Group completed the expansion feasibility study and concluded that in the current gold and copper price environment it would not be viable.
Based on the Group’s best estimate at 31 December 2016, it is unlikely that Cerro Corona will earn taxable profits post the current life of mine in order to utilise these deductible temporary differences as they reverse. As a result of the above, the Group impaired an amount of US$15 million (2015: US$68 million) related to deferred tax assets not recoverable at Cerro Corona at 31 December 2016.
The impairment of the deferred tax asset at Damang in 2015 of
US$37 million arose due to uncertainty regarding the extent of future taxable profits against which it can be utilised.
The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol
(Soles) and the functional currency for accounting purposes is the
US dollar. For accounting purposes, unutilised tax allowances must be converted from Soles to dollars at the closing rate at the period end. Therefore, the US dollar equivalent of unutilised taxation allowances fluctuate due to movements in the exchange rate
between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax charge of US$2 million (2015:
US$32 million) arose due to the weakening of the exchange rate from 3.38 Nuevo Sol in 2015 to 3.40 Nuevo Sol in 2016 (2.84 Nuevo
Sol in 2014 to 3.38 Nuevo Sol in 2015). It has no cash effect.
EARNINGS
Net profit attributable to owners of the parent of US$163 million or
US$0.20 per share in 2016 compared with a net loss of US$242 million or US$0.31 per share in 2015.
Headline earnings attributable to owners of the parent of US$208 million or US$0.26 per share in 2016 compared with headline losses of US$28 million or US$0.04 per share in 2015.
Normalised earnings of US$191 million or US$0.24 per share in
2016 compared with US$45 million or US$0.06 per share in 2015.
CASH FLOW
Cash inflow from operating activities of US$957 million in 2016 compared with US$771 million in 2015, a 24 per cent increase. This increase was mainly due to an increase in operating profit of US$165 million, partially offset by an investment into working capital of US$3 million in 2016 compared with a release of working capital of US$44 million in 2015 as well as higher tax paid of US$235 million in 2016 compared with US$195 million in 2015.
Dividends paid of US$39 million in 2016 compared with US$27
million in 2015. Dividends paid to owners of the parent increased from US$15 million in 2015 to US$39 million in 2016. Dividends paid to non-controlling interest holders of US$nil million in 2016 compared with US$12 million in 2015.
Cash outflow from investing activities increased from US$652 million in 2015 to US$868 million in 2016 due to an increase in capital expenditure from US$634 million in 2015 to US$650 million in 2016.
Purchase of Gruyere Gold project amounted to US$197 million
(A$266 million). Environmental payments decreased from US$18 million in 2015 to US$15 million in 2016.
Cash inflow from operating activities less net capital expenditure and environmental payments of US$294 million in 2016 compared with
US$123 million in 2015, a 139 per cent increase. This increase was mainly due to higher profit, partially offset by higher capital expenditure, higher royalties and taxation paid and negative working capital adjustments. The US$294 million in 2016 comprised:
US$444 million net cash generated by the eight mining operations
(after royalties, taxes, capital expenditure and environmental

Gold Fields 2016 Results
payments), less US$69 million of net interest paid, US$47 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$444 million above) and US$34 million on non-mine based costs. The US$123 million in 2015 comprised: US$254 million generated by the eight mining operations less US$78 million of interest paid, US$22 million for exploration and US$31 million on non-mine based costs.
In the South Africa region at South Deep, capital expenditure increased from R848 million (US$67 million) in 2015 to R1,145 million (US$78 million) in 2016 due to higher expenditure on fleet, the refurbishment of the man winder at Twin shaft and higher expenditure on mining employee accommodation.
At the West Africa region, capital expenditure decreased from
US$221 million to US$206 million. At Tarkwa, capital expenditure decreased from US$204 million to US$168 million due to higher fleet expenditure in 2015. Capital expenditure in 2016 was mainly
incurred on pre-stripping. Capital expenditure at Damang increased from US$17 million to US$38 million mainly due to waste stripping at Amoanda pit.
In the South America region at Cerro Corona, capital expenditure decreased from US$65 million to US$43 million mainly due to higher expenditure on the construction of the tailings dam, waste storage facilities and once-off capital projects in 2015.
At the Australia region, capital expenditure increased from A$373 million (US$281 million) in 2015 to A$431 million (US$322 million)
in 2016. At St Ives, capital expenditure increased from A$152 million
(US$115 million) in 2015 to A$188 million (US$140 million) in 2016 due to increased pre-strip at Neptune, Invincible and A5. At
Agnew/Lawlers, capital expenditure decreased from A$97 million
(US$73 million) to A$94 million (US$70 million) due to decreased development at Waroonga, partially offset by increased exploration expenditure. At Darlot, capital expenditure increased marginally from A$27 million (US$20 million) to A$29 million (US$21 million)
and at Granny Smith, capital expenditure increased from A$96 million (US$72 million) in 2015 to A$121 million (US$90 million) in
2016 due to increased capital development, increased exploration expenditure and the new fresh air intake ventilation raise.
Net cash inflow from financing activities of US$37 million in 2016 compared with an outflow of US$88 million in 2015. The inflow in
2016 related to a drawdown of US$1.299 billion and proceeds on the issue of shares of US$0.151 billion, partially offset by the repayment of US$1.413 billion on offshore and local loans.
The net cash inflow for the Group of US$87 million in 2016
compared with US$4 million in 2015. The cash balance was
US$527 million in 2016 compared with US$440 million in 2015.
ALL-IN SUSTAINING AND TOTAL ALL-IN COST
The Group all-in sustaining costs decreased by 3 per cent from
US$1,007 per ounce in 2015 to US$980 per ounce in 2016 mainly due to lower net operating costs, lower losses on commodity cost hedges, higher by-product credits, partially offset by higher non-
cash and cash remuneration and higher sustaining capital
expenditure. AISC in 2015 included US$8 million of inventory written off at Damang. Total all-in cost decreased by 2 per cent from
US$1,026 per ounce in 2015 to US$1,006 per ounce in 2016 for the same reasons as all-in sustaining costs, as well as lower non-
sustaining capital expenditure, partially offset by higher exploration, feasibility and evaluation costs.
In the South Africa region, at South Deep, all-in sustaining costs decreased by 6 per cent from R607,429 per kilogram (US$1,490 per ounce) to R570,303 per kilogram (US$1,207 per ounce) mainly due to increased gold sold, partially offset by higher operating costs and higher sustaining capital expenditure. The total all-in cost decreased by 8 per cent from R635,622 per kilogram (US$1,559 per ounce) to R583,059 per kilogram (US$1,234 per ounce) due to the same reasons as for all-in sustaining costs as well as lower non-
sustaining capital expenditure.
At the West Africa region, all-in sustaining costs and total all-in cost decreased by 3 per cent from US$1,049 per ounce in 2015 to
US$1,020 per ounce in 2016 mainly due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold.
At the South America region, all-in sustaining costs and total all-in cost decreased by 31 per cent from US$718 per ounce to US$499 per ounce mainly due to lower net operating costs, lower sustaining capital expenditure and higher by-product credits, partially offset by lower gold sold. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 2 per cent from US$777 per
equivalent ounce to US$762 per equivalent ounce mainly due to the same reasons as above.
At the Australia region, all-in sustaining costs and total all-in cost increased by 4 per cent from A$1,211 per ounce (US$912 per
ounce) in 2015 to A$1,261 per ounce (US$941 per ounce) in 2016 mainly due to higher capital expenditure and lower gold sold, partially offset by lower net operating costs.
FREE CASH FLOW MARGIN.
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.
The FCF for the Group in 2016 is calculated as follows:
US$’m
US$/oz
Revenue*
2,615.4
1,247
Less: Cash outflow
(2,177.2)
(1,039)
AIC
(2,109.4)
(1,006)
Adjusted for
Currency hedge
14.3
7
Share-based payments (non-cash)
14.4
7
Long-term employee benefits (non-
cash)
11.0
5
Exploration, feasibility and evaluation
costs outside of existing operations
47.1
22
Tax paid (excluding royalties which is
included in AIC above)
(155.2)
(74)
Free cash flow**
438.2
208
FCF margin
17%
Gold sold only – 000’ounces
2,096.8
*
Revenue from income statement at US$2,749.5 million less revenue from by-products in AIC at US$134.1 million equals US$2,615.4 million.
** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 23 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.
The FCF margin of 17 per cent in 2016 at a gold price of US$1,247 per ounce compared with 8 per cent in the in 2015 at a gold price of

Gold Fields 2016 Results

US$1,154 per ounce. The FCF margin for 2016, exceeds the
Group’s target of a 15 per cent FCF margin at a gold price of
US$1,300 per ounce.
The higher FCF margin in 2016 was mainly due to lower net
operating costs and the higher gold price received, partially offset by higher capital expenditure.
BALANCE SHEET
Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,380 million for the year ended December 2015 to US$1,166 million for the year ended
December 2016, a US$214 million decrease.
NET DEBT/ADJUSTED EBITDA
The net debt/adjusted EBITDA ratio of 0.95 at 31 December 2016 compared with 1.38 at the end of the financial year ended 31
December 2015.
South Africa region
South Deep Project
2016
2015
Gold produced
000’oz
290.4
198.0
kg
9,032
6,160
Gold sold
000’oz
289.4
198.0
kg
9,001
6,160
Yield – underground reef
g/t
5.50
4.98
AISC
R/kg
570,303
607,429
US$/oz
1,207
1,490
AIC R/kg
R/kg
583,059
635,622
US$/oz
1,234
1,559
Gold production increased by 47 per cent from 6,160 kilograms
(198,000 ounces) in 2015 to 9,032 kilograms (290,400 ounces) in
2016 due to increased volumes and grades.
Underground tonnes milled increased by 33 per cent from 1.23 million tonnes in 2015 to 1.63 million tonnes in 2016. Total tonnes milled increased by 50 per cent from 1.50 million tonnes to 2.25 million tonnes. Total tonnes milled in 2016 included 107,000 tonnes of underground waste mined and 507,000 tonnes of surface tailings material compared with 51,000 tonnes of underground waste mined and 214,000 tonnes of surface tailings material in 2015.
Underground reef yield increased by 10 per cent from 4.98 grams per tonne to 5.5 grams per tonne due to the mining of higher grade areas closer to the Corridor 4W shoreline and improved mining quality (dimensional and spatial compliance).
Development increased by 47 per cent from 4,701 metres in 2015 to 6,933 metres in 2016. New mine capital development (phase one, sub 95 level) increased by 9 per cent from 744 metres in 2015 to
811 metres in 2016. Development in the current mine areas in 95 level and above increased by 55 per cent from 3,957 metres to 6,122 metres. Destress mining (low and high profile) increased by 6 per cent from 30,444 square metres in 2015 to 32,333 square metres in
2016. The low increase in destress square meters was mainly due to the strategic decision to stop destress cuts after the intersection of geological features as well as the earlier than planned conversion to high profile destress. The destress conversion from low profile to high profile mining was completed in 2016. High profile destress mining commenced in June 2015 and improved significantly from
3,604 square metres in 2015 to 22,466 square metres in 2016 with conversion of existing low profile destress cuts to high profile destress cuts. Low profile destress decreased from 26,840 square meters in 2015 to 9,867 square meters in 2016. The high profile and low profile methods contributed 69 per cent and 31 per cent, respectively, to total destress in 2016. Longhole stoping volume mined increased by 74 per cent from 429,475 tonnes in 2015 to
745,190 tonnes in 2016.
The current mine (95 level and above) contributed 64 per cent of the ore tonnes in 2016, while the new mine (below 95 level) contributed
36 per cent.
Net operating costs increased by 33 per cent from R3,000 million
(US$237 million) in 2015 to R3,993 million (US$272 million) in 2016, mainly due to the 47 per cent increase in production, annual salary increases, the electricity increase and an increase in employees and

Gold Fields 2016 Results
contractors in line with the strategy to sustainably improve all aspects of the operation.
Operating profit of R1,273 million (US$87 million) in 2016 compared with a loss of R54 million (US$4 million) in 2015. This was mainly due to the 46 per cent (2,841 kilograms) increase in gold sold together with a 22 per cent improvement in the rand gold price, partially offset by increased net operating costs.
Capital expenditure increased by 35 per cent from R848 million
(US$67 million) in 2015 to R1,145 million (US$78 million) in 2016 as a result of higher spending on fleet, the refurbishment of the man winder at Twin shaft and higher spend on mining employee
accommodation.
All-in sustaining costs decreased by 6 per cent from R607,429 per kilogram (US$1,490 per ounce) in 2015 to R570,303 per kilogram
(US$1,207 per ounce) in 2016 mainly due to increased gold sold, partially offset by higher net operating costs and higher sustaining capital expenditure.
Total all-in cost decreased by 8 per cent from R635,622 per kilogram
(US$1,559 per ounce) in 2015 to R583,059 per kilogram (US$1,234 per ounce) in 2016 due to the same reasons as for all-in-sustainable costs as well as lower non-sustaining capital expenditure.
Sustaining capital expenditure increased from R675 million (US$53 million) in 2015 to R1,030 million (US$70 million) in 2016 due to additional fleet, the refurbishment of the twin shaft man winder and higher expenditure on mining employee accommodation. Non-
sustaining capital expenditure decreased from R173 million (US$14 million) to R115 million (US$8 million).
Guidance
The estimate for calendar 2017 is as follows:
•     Gold produced ~ 9,800 kilograms (315,000 ounces)
•     Destress square metres ~ 46,000 square meters
•     Development metres ~ 7,880 meters
•     Sustaining capital expenditure ~ R1,020 million (US$72 million)
•     Growth capital expenditure~ R290 million (US$20 million)
•     All-in sustaining costs ~ R555,000 per kilogram (US$1,220 per ounce)
•     Total all-in cost ~ R585,000 per kilogram (US$1,290 per ounce)
West Africa region
GHANA
Tarkwa
2016
2015
Gold produced 000’oz
568.1
586.1
Yield – CIL plant g/t
1.30
1.35
AISC and AIC US$/oz
959
970
Gold production decreased by 3 per cent from 586,100 ounces in
2015 to 568,100 ounces in 2016 due to the lower yield.
Total tonnes mined, including capital stripping, decreased from
101.4 million tonnes in 2015 to 101.2 million tonnes in 2016. Ore tonnes mined decreased from 14.8 million tonnes to 14.6 million tonnes. Operational waste tonnes mined increased from 33.8
million tonnes to 36.1 million tonnes while capital waste tonnes mined decreased from 52.8 million tonnes to 50.5 million tonnes.
Head grade mined decreased from 1.42 grams per tonne to 1.38 grams per tonne. The strip ratio increased from 5.9 to 6.3.
The CIL plant throughput increased from 13.5 million tonnes in 2015 to 13.6 million tonnes in 2016 due to overall plant effectiveness.
Realised yield from the CIL plant decreased from 1.35 grams per tonne to 1.30 grams per tonne due to lower grades processed.
Net operating costs, including gold-in-process movements, was similar at US$327 million due to higher operating costs offset by a bigger build-up of gold-in-process. A build-up of stockpiles of US$18 million in 2016 compared with US$7 million in 2015.
Operating profit increased from US$354 million in 2015 to US$382 million in 2016 due to higher revenue as a result of the higher gold price received.
Capital expenditure decreased by 18 per cent from US$204 million to US$168 million mainly due to the purchase of mining fleet for replacement in 2015. Mining fleet expenditure including
componentisation in 2015 was US$69 million compared with US$23 million in 2016.
All-in sustaining costs and total all-in cost decreased by 1 per cent from US$970 per ounce in 2015 to US$959 per ounce in 2016 due to lower capital expenditure, partially offset by lower gold sold.
Guidance
The estimate for calendar 2017 is as follows:
•    Gold produced ~ 565,000 ounces
•     Capital expenditure ~ US$180 million
•     All-in sustaining costs ~ US$985 per ounce
•     Total all-in cost ~ US$985 per ounce
Damang
2016
2015
Gold produced 000’oz
147.7
167.8
Yield g/t
1.08
1.22
AISC and AIC US$/oz
1,254
1,326
Gold production decreased by 12 per cent from 167,800 ounces in
2015 to 147,700 ounces in 2016 mainly due to lower head grade and lower yield.
Total tonnes mined, including capital stripping, decreased from 21.4 million tonnes in 2015 to 18.8 million tonnes in 2016 due to the late start of mining at the Amoanda pit.
Ore tonnes mined decreased from 4.7 million tonnes to 2.8 million tonnes. Operational waste tonnes mined decreased from 16.7
million tonnes to 8.2 million tonnes as a result of only mining operational waste tonnes in 2015, while both operational waste tonnes and capital waste tonnes were mined in 2016. Capital waste of 7.8 million tonnes was mined at Amoanda pit in 2016. Head grade mined increased from 1.27 grams per tonne to 1.32 grams per
tonne. The strip ratio increased from 3.6 to 5.7.

Gold Fields 2016 Results

Yield decreased from 1.22 grams per tonne to 1.08 grams per tonne due to an increase in lower grade stockpiles treated. In 2016, 2.2 million tonnes of fresh ore and oxides were milled at an average grade of 1.37 grams per tonne and 2.1 million tonnes of stockpiles were milled at an average grade of 1.04 grams per tonne. This compared with 3.6 million tonnes of fresh ore and oxides milled at an average grade of 1.41 grams per tonne and 0.7 million tonnes of stockpiles milled at an average grade of 1.27 grams per tonne in
2015.
Tonnes processed decreased marginally from 4.29 million tonnes in
2015 to 4.27 million tonnes in 2016.
Net operating costs, including gold-in-process movements,
decreased by 27 per cent from US$186 million to US$136 million mainly due to lower mining and consumable costs in line with the lower production.
Operating profit increased from US$8 million in 2015 to US$47 million in 2016 due to lower net operating costs and higher gold prices achieved, partially offset by lower gold sold.
Capital expenditure increased by 124 per cent from US$17 million to US$38 million with the majority spent on waste stripping at
Amoanda pit.
All-in sustaining costs and total all-in cost decreased by 5 per cent from US$1,326 per ounce in 2015 to US$1,254 per ounce in 2016 due to lower net operating costs, partially offset by lower gold sold and higher capital expenditure.
Guidance
The estimate for calendar 2017 is as follows:
•     Gold produced ~ 120,000 ounces
•     Sustaining capital expenditure ~ US$20 million
•     Growth capital expenditure ~ US$120 million
•     All-in sustaining costs ~ US$1,175 per ounce
•     Total all-in cost ~ US$2,250 per ounce
South America region
PERU
Cerro Corona
2016
2015
Gold produced 000’oz
150.2
158.9
Copper produced tonnes
30,667
28,702
Total equivalent gold produced               000’eq oz
270.2
295.6
Total equivalent gold sold 000’eq oz
268.9
293.3
Yield – gold g/t
0.70
0.77
– copper per cent
0.46
0.45
– combined g/t
1.20
1.37
AISC and AIC US$/oz
499
718
AISC and AIC * US$/eq oz
762
777
Gold price** US$/oz
1,247
1,163
Copper price** US$/t
4,848
5,533
* Refer to page 25 and 27 for calculations.
** Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production decreased by 5 per cent from 158,900 ounces in
2015 to 150,200 ounces in 2016. Copper production increased by
7 per cent from 28,702 tonnes to 30,667 tonnes. Equivalent gold production decreased by 9 per cent from 295,600 ounces to 270,200 ounces. The decrease in equivalent gold production was due to the lower copper to gold price ratio as well as lower gold head grades treated and lower gold recovery. The lower head grades were in line with the mine sequencing and the planned production schedule in
2016. Gold head grade decreased from 1.07 grams per tonne to
1.03 grams per tonne and copper head grade increased from 0.52 per cent to 0.53 per cent.
Gold recoveries decreased from 71.9 per cent to 67.5 per cent mainly due to the presence of fine porous pyrite in the ore treated in
2016. Action plans to mitigate the lower recoveries include blending to homogenise ore characteristics before feeding the plant and in-
pit drilling to better predict the presence of porous pyrite. Copper recoveries increased from 86.1 per cent to 86.6 per cent. Gold yield decreased from 0.77 grams per tonne to 0.70 grams per tonne and copper yield increased from 0.45 per cent to 0.46 per cent.
In 2016, concentrate with a payable content of 149,105 ounces of gold was sold at an average price of US$1,244 per ounce and
29,905 tonnes of copper was sold at an average price of US$4,182 per tonne, net of treatment and refining charges. This compared with 158,805 ounces of gold that was sold at an average price of
US$1,109 per ounce and 28,221 tonnes of copper that was sold at an average price of US$4,229 per tonne, net of treatment and refining charges in 2015. Total equivalent gold sales decreased by
8 per cent from 293,300 ounces in 2015 to 268,900 ounces in 2016 mainly due to lower gold produced and lower price factor.
Total tonnes mined increased by 11 per cent from 12.96 million tonnes in 2015 to 14.45 million tonnes in 2016 in line with the mine sequencing. The higher tonnes mined were mainly due to lower intensity of the rainy season. Ore mined increased by 3 per cent from 6.84 million tonnes to 7.06 million tonnes. Waste tonnes mined increased by 21 per cent from 6.12 million tonnes to 7.39 million tonnes. The strip ratio increased from 0.89 to 1.05 due to higher waste mined in 2016 in line with the mining sequence.
Ore processed increased by 4 per cent from 6.71 million tonnes in
2015 to 6.98 million tonnes in 2016 mainly due to higher plant throughput (832 tonnes per hour versus 811 tonnes per hour) after the completion of the plant optimisation project.
Net operating costs, including gold-in-process movements,
decreased by 3 per cent from US$145 million in 2015 to US$140 million in 2016. The lower cost was mainly due to a US$4 million build-up of concentrate inventory in 2016 compared with US$1 million drawdown in 2015.
Operating profit increased by 24 per cent from US$147 million in
2015 to US$183 million in 2016 mainly due to the higher gold price and higher copper production, partially off-set by lower gold production and lower copper price.
Capital expenditure decreased by 34 per cent from US$65 million to
US$43 million mainly due to higher expenditure on construction of the tailing dam, waste storage facilities and once-off capital projects in 2015.

Gold Fields 2016 Results
All-in sustaining costs and total all-in cost decreased by 31 per cent from US$718 per ounce in 2015 to US$499 per ounce in 2016. This was mainly due to higher by-product credits and lower capital expenditure, partially offset by lower gold sold. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 2 per cent from US$777 per equivalent ounce to US$762 per equivalent ounce mainly due to the same reasons as above.
Guidance
The estimate for calendar 2017 is as follows:
•    Gold equivalents produced ~ 290,000 ounces
•    Gold only produced ~ 152,000 ounces
•    Copper tonnes produced ~ 27,500 tonnes
•    Capital expenditure ~ US$53 million
•    All-in sustaining costs ~ US$780 per equivalent ounce
•    Total all-in cost ~ US$780 per equivalent ounce
•    Copper price ~ US$2.50 per pound
•    Gold price ~ US$1,100 per ounce
•    All-in sustaining costs ~ US$620 per ounce
•    Total all-in cost ~ US$620 per ounce
Australia region
St Ives
2016
2015
Gold produced 000’oz
362.9
371.9
Yield – underground g/t
4.73
4.52
– surface g/t
2.43
2.29
– combined
++
g/t
2.79
2.99
AISC and AIC A$/oz
1,273
1,287
US$/oz
949
969
* Heap leach produced 600 ounces, rinsed from inventory (4,500 ounces was rinsed in
2015).
++
Heap leach blended with mill feed to reflect the overall recovery of 2.79 grams per tonne
(mill 2.84 grams per tonne).
Gold production decreased by 2 per cent from 371,900 ounces in
2015 to 362,900 ounces in 2016 due to lower grade of ore milled following the closure of the Cave Rocks and Athena underground mines and transition to a predominantly open pit operation.
Total tonnes mined increased by 82 per cent from 24.05 million tonnes in 2015 to 43.74 million tonnes in 2016. The additional tonnes mined are a result of the transition to a predominantly open pit operation.
At the underground operations, ore mined decreased by 48 per cent from 1.21 million tonnes in 2015 to 0.63 million tonnes in 2016 following the closure of the Cave Rocks mine in 2015 and Athena mine in 2016. The grade mined increased by 7 per cent from 4.72 grams per tonne to 5.07 grams per tonne as a result of the closure of the lower grade Cave Rocks mine. As a result, contained gold mined from underground decreased from 183,400 ounces in 2015 to 102,200 ounces in 2016.
Total tonnes mined were 43.11 million tonnes in 2016 compared with 22.84 million tonnes in 2015. At the open pits total ore tonnes mined increased by 101 per cent from 1.83 million tonnes in 2015 to
3.67 million tonnes in 2016 due to the ramp-up of the Invincible pit, combined with mining at the A5 and Neptune pits as part of a strategic shift to a primary open pit operation at St Ives. Grade mined decreased by 5 per cent from 2.69 grams per tonne to 2.56 grams per tonne due to lower grade ore mined from the A5 pit while the Neptune pit was undergoing pre-strip. Contained gold mined from the open pits increased from 157,800 ounces in 2015 to
301,900 ounces in 2016.
Operational waste tonnes mined increased by 74 per cent from 6.90 million tonnes in 2015 to 12.03 million tonnes in 2016.
Capital waste tonnes mined increased by 94 per cent from 14.11 million tonnes to 27.41 million tonnes. The strip ratio decreased from 11.5 to 10.7. The increased tonnes reflect the increase in activity at the Invincible mine which is now in full production and the commencement of Stage 2 of the Neptune open pit, giving St Ives two significant areas of open pit activity beyond 2016. There was no mining activity at Neptune during the first half of 2015.
Throughput at the Lefroy mill increased by 5 per cent from 3.87 million tonnes in 2015 to 4.05 million tonnes in 2016, mainly due to
St Ives having mined sufficient tonnes to fill the mill in 2016, whereas a campaign milling strategy was adopted to supplement production in the first six months of 2015. The mill was closed for two weeks during the second half of 2016 for the installation of a new electrical control block for the Sag mill. Yield decreased from 2.95 grams per tonne to 2.84 grams per tonne due to increased mill feed from lower grade open pits during 2016. Gold production from the Lefroy mill decreased from 367,400 ounces in 2015 to 360,400 ounces in 2016.
In addition, 93,277 tonnes of toll treatment produced 1,945 ounces in 2016 that was credited to St Ives as part of the commercial arrangement.
Residual leaching and irrigation of the existing heap leach pad produced a further 600 ounces in 2016. This compared with 4,500 ounces produced in 2015. The residual leaching ceased in April
2016.
Net operating costs, including gold-in-process movements
decreased by 17 per cent from A$293 million (US$220 million) in
2015 to A$244 million (US$182 million) in 2016. The significant cost reduction is the result of:
•     closure of the Cave Rocks and Athena underground mines;
•     efficiencies in the open pits with the cost per tonne of material movement decreasing year-on-year by 21 per cent on larger
volumes and productivity improvements; and
•     benefits of enhanced open pit production resulting in a gold-in-
process credit of A$15 million (US$11 million) in 2016 due to a build-up of stockpiles compared with a gold-in-process charge of A$34 million (US$25 million) due to a drawdown of stockpiles during 2015.
The benefits of the above cost reductions were partially offset by increased mining volumes at the open pit operations.
Operating profit increased by 29 per cent from A$281 million
(US$212 million) in 2015 to A$363 million (US$271 million) in 2016 due to a higher Australian dollar gold price (A$1,672 per ounce in
2016 versus A$1,543 per ounce in 2015) and a significant reduction in net operating costs, partially offset by slightly lower gold production.
Capital expenditure increased by 24 per cent from A$152 million
(US$115 million) in 2015 to A$188 million (US$140 million) in 2016
For purposes of calculating
equivalent ounces

Gold Fields 2016 Results

with an additional A$23 million (US$17 million) incurred on pre-
stripping at Neptune and Invincible open pits.
All-in sustaining costs and total all-in cost decreased by 1 per cent from A$1,287 per ounce (US$969 per ounce) in 2015 to A$1,273 per ounce (US$949 per ounce) in 2016 due to the significant
reduction in net operating costs, partially offset by lower gold sold and higher capital expenditure.
Guidance
The estimate for calendar 2017 is as follows:
•     Gold produced ~ 360,000 ounces
•     Capital expenditure ~ A$185 million (US$135 million)
•     All-in sustaining costs ~ A$1,325 per ounce (US$970 per ounce)
•     Total all-in cost ~ A$1,325 per ounce (US$970 per ounce).
Agnew/Lawlers
2016
2015
Gold produced 000’oz
229.3
236.6
Yield g/t
6.07
6.02
AISC and AIC A$/oz
1,301
1,276
US$/oz
971
959
Gold production decreased by 3 per cent from 236,600 ounces in
2015 to 229,300 ounces in 2016 mainly due to a reduction in ore processed.
Ore mined from underground increased marginally from 1.20 million tonnes in 2015 to 1.21 million tonnes in 2016. Head grade mined decreased by 2 per cent from 6.42 grams per tonne to 6.32 grams per tonne due to reduced mining from the high grade Genesis 500
Series North at New Holland.
Tonnes processed decreased by 3 per cent from 1.22 million tonnes in 2015 to 1.18 million tonnes in 2016. This reduction was due to a shortage of mill feed early in the year with the mill running just under capacity and an oversupply of ore in the second half of the year with not all ore mined being processed. The combined yield increased from 6.02 grams per tonne to 6.07 grams per tonne mainly due to the preferential feed of higher grade ore in the latter part of the year.
Net operating costs, including gold-in-process movements, were similar at A$189 million (US$141 million).
Operating profit increased by 10 per cent from A$176 million
(US$133 million) in 2015 to A$194 million (US$145 million) in 2016 due to the higher Australian dollar gold price (A$1,670 per ounce in
2016 versus A$1,539 per ounce in 2015), partially offset by lower production.
Capital expenditure decreased by 3 per cent from A$97 million
(US$73 million) in 2015 to A$94 million (US$70 million) in 2016. The decrease in capital expenditure was due to increased development of Fitzroy Bengal Hastings (FBH) at Waroonga during 2015, partially offset by increased exploration expenditure in 2016.
All-in sustaining costs and total all-in cost increased by 2 per cent from A$1,276 per ounce (US$959 per ounce) in 2015 to A$1,301 per ounce (US$971 per ounce) in 2016 due to lower gold sold, partially offset by lower capital expenditure.
Guidance
The estimate for calendar 2017 is as follows:
•     Gold produced ~ 220,000 ounces
•     Capital expenditure ~ A$87 million (US$64 million)
•     All-in sustaining costs ~ A$1,390 per ounce (US$1,020 per
ounce)
•     Total all-in cost ~ A$1,390 per ounce (US$1,020 per ounce)
Darlot
2016
2015
Gold produced 000’oz
66.4
78.4
Yield g/t
4.55
5.34
AISC and AIC A$/oz
1,662
1,403
US$/oz
1,238
1,057
Gold production decreased by 15 per cent from 78,400 ounces in
2015 to 66,400 ounces in 2016 due to lower grades mined.
Ore mined from underground increased by 2 per cent from 0.41 million tonnes to 0.42 million tonnes. Head grade mined decreased by 18 per cent from 6.08 grams per tonne in 2015 to 4.98 grams per tonne in 2016. The reduced grade was due to mining of the lower grade bulk Felsic’s area of Lords South Lower. A further 28,200 tonnes at 1.29 grams per tonne were sourced from a surface oxide trial during 2016 contributing 1,200 ounces.
Tonnes processed decreased by 2 per cent from 0.46 million tonnes in 2015 to 0.45 million tonnes in 2016. The yield decreased from
5.34 grams per tonne to 4.55 grams per tonne due to lower grade ore mined and the addition of ore from the low grade oxide trial.
Net operating costs, including gold-in-process movements,
decreased by 3 per cent from A$79 million (US$59 million) in 2015 to A$77 million (US$58 million) in 2016 due to cost reduction measures applied to mining activities.
Operating profit decreased by 21 per cent from A$43 million (US$32 million) to A$34 million (US$25 million) due to lower gold production, partially offset by a higher Australian dollar gold price received
(A$1,679 per ounce in 2016 versus A$1,546 per ounce in 2015).
Capital expenditure increased by 7 per cent from A$27 million
(US$20 million) to A$29 million (US$21 million). Expenditure in
2016 was mainly incurred on exploration and the commencement of development of the Oval ore body. The Oval ore body is a recent discovery which is expected to provide the primary ore feed in 2017.
All-in sustaining costs and total all-in cost increased by 18 per cent from A$1,403 per ounce (US$1,057 per ounce) in 2015 to A$1,662 per ounce (US$1,238 per ounce) in 2016 due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs.
Darlot was able to remain cash flow positive for the year (A$1 million) while spending A$16 million in capital development and
A$11 million on exploration.

Gold Fields 2016 Results
Guidance
The estimate for calendar 2017 is as follows:
•     Gold produced ~ 52,000 ounces
•     Capital expenditure ~ A$12 million (US$8 million)
•     All-in sustaining costs ~ A$1,755 per ounce (US$1,285 per
ounce)
•     Total all-in cost ~ A$1,755 per ounce (US$1,285 per ounce)
Granny Smith
2016
2015
Gold produced 000’oz
283.8
301.1
Yield g/t
6.11
6.45
AISC and AIC A$/oz
1,119
1,017
US$/oz
834
764
Gold production decreased by 6 per cent from 301,100 ounces in
2015 to 283,800 ounces in 2016 due to lower grades mined and an increase in stockpiled ore as a consequence of the timing of the
December milling campaign.
Ore mined from underground increased by 10 per cent from 1.38 million tonnes to 1.52 million tonnes. Head grade mined decreased by 5 per cent from 6.94 grams per tonne in 2015 to 6.61 grams per tonne in 2016 in line with the 2016 mining plan.
Tonnes processed were similar at 1.45 million tonnes. The yield decreased from 6.45 grams per tonne to 6.11 grams per tonne due to lower head grades. The mill was not operating at capacity and the timing of the milling campaign results in variances between tonnes mined and milled. This was significant to the year-on-year production analysis with a net 70,000 tonnes drawn down from stockpiles in 2015 and a net 70,000 tonnes build-up in 2016.
Net operating costs, including gold-in-process movements
decreased by 5 per cent from A$188 million (US$141 million) to
A$179 million (US$134 million). Mining costs increased due to the additional volumes, but were more than offset by the net gold-in-
process credit associated with the respective timing of the milling campaigns, referred to above. The gold-in-process credit to cost of
A$10 million (US$7 million) in 2016 compared with a charge of A$7 million (US$5 million) in 2015.
Operating profit increased by 8 per cent from A$275 million (US$207 million) in 2015 to A$298 million (US$222 million) in 2016 mainly due to the higher Australian gold price received (A$1,682 per ounce in 2016 versus A$1,538 per ounce in 2015).
Capital expenditure increased by 26 per cent from A$96 million
(US$72 million) in 2015 to A$121 million (US$90 million) in 2016.
The majority of the expenditure related to capital development, exploration and the establishment of new fresh air intake ventilation raises. The mines electricity generation moved from diesel to gas in
May 2016 with the commissioning of the new power station. This power station is providing savings in power and maintenance costs, lower carbon emissions and reduced risk of power interruptions.
All-in sustaining costs and total all-in cost increased by 10 per cent from A$1,017 per ounce (US$764 per ounce) in 2015 to A$1,119 per ounce (US$834 per ounce) in 2016 mainly due to lower gold sold and higher capital expenditure, partially offset by the lower net operating costs.
Guidance
The estimate for calendar 2017 is as follows:
•     Gold produced ~ 278,000 ounces
•     Capital expenditure ~ A$115 million (US$84 million)
•     All-in sustaining costs ~ A$1,215 per ounce (US$890 per ounce)
•     Total all-in cost ~ A$1,215 per ounce (US$890 per ounce)
Corporate
RESIGNATION OF NICO MULLER
Gold Fields announced the resignation of Nico Muller, EVP: South
Africa, effective 3 March 2017. Nico will be leaving Gold Fields to take up the position of chief executive officer of Impala Platinum.
The Board and management of Gold Fields thanked Nico for his significant contribution to South Deep and the company as well as his leadership and wished him every success in his new role.
Since joining Gold Fields in October 2014, Nico has played an important role in fixing the base at South Deep and repositioning the mine for a sustainable future. In doing so, Nico has recruited a strong leadership team which will continue to take South Deep forward.
DIRECTORATE CHANGES
Messrs Kofi Ansah and Alan Hill retired as non-executive directors of the Gold Fields Board of Directors on 31 December 2016.
Gold Fields Chairperson Cheryl Carolus thanked Messrs Ansah and
Hill for their valuable contribution and the enormous depth of experience they brought to the board over the many years in which they served as directors. Mr Ansah has been a Gold Fields director since April 2004 and Mr Hill since August 2009.
THUSANANG CLINIC
South Deep handed over the Thusanang 2 Clinic to the Gauteng
Department of Health in August 2016.
Thusanang is an informal settlement on the border of South Deep mine’s property in the Rand West municipality in Gauteng and is home to about 8,000 residents. The clinic brings much relief to a community that previously had to rely on a mobile clinic which only visited the area once a week.
JOINT VENTURE WITH GOLD ROAD
Gold Fields entered into a 50:50 joint venture with Gold Road
Resources Limited (Gold Road) (ASX: GOR) for the development and operation of the Gruyere Gold Project in Western Australia, which comprises the Gruyere gold deposit as well as additional resources including Central Bore and Attila/Alaric (Gruyere).
Gold Fields acquired a 50 per cent interest in the Gruyere Gold project for a total purchase consideration of A$350 million payable in cash and a 1.5 per cent royalty on Gold Fields’ share of production after total mine production exceeds 2Moz with an approximate value of A$15 million. The cash consideration comprises A$250 million paid at completion in December 2016 and A$100 million payable according to an agreed construction cash call schedule. The
consideration will be funded utilising existing cash resources and banking facilities in Australia.

Gold Fields 2016 Results

SALE OF ROYALTY PORTFOLIO TO MAVERIX
Gold Fields Limited refers shareholders to the announcement made by TSX-listed, Maverix Metals Inc. (Maverix) (TSX-V: MMX)
involving Gold Fields Netherlands Services B.V., and certain of its other wholly owned subsidiaries. Maverix has agreed to acquire a portfolio of eleven existing producing and non-producing royalties from Gold Fields in return for 42.85 million common shares and 10 million common share purchase warrants of Maverix. The
transaction was completed in December 2016 and Gold Fields owns approximately 32 per cent of the issued and outstanding common shares of Maverix. The fair value of the 42.85 million common shares was US$42 million and the shares are recognised as an equity accounted investee. The fair value of the 10 million common share purchase warrants was US$6 million and are classified as derivative instruments.
CASH DIVIDEND
In line with the company’s dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared a final dividend number 85 of 60 SA cents per ordinary share (gross) in respect of the year ended 31 December 2016. This translates to 32 per cent of normalised earnings. The final will be subject to the Dividend Withholding Tax that was introduced with effect from 1 April 2012 of 15 per cent. In accordance with
paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings
Requirements, the following additional information is disclosed:
•     The dividend has been declared out of income reserves;
•     The local dividends withholding tax rate is 15 per cent (fifteen per centum);
•     The gross local dividend amount is 60 SA cents per ordinary share for shareholders exempt from dividends tax;
•     The Dividend Withholding Tax of 15 per cent (fifteen per centum)
will be applicable to this dividend;
•     The net local dividend amount is 51.000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
•     Gold Fields currently has 821,532,707 ordinary shares in issue;
and
•     Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:
Final dividend number 85: 60 SA cents per share
Last date to trade cum-dividend: Tuesday 7 March 2017
Sterling and US dollar conversion date: Wednesday 8 March 2017
Shares commence trading ex-dividend: Wednesday 8 March 2017
Record date: Friday 10 March 2017
Payment of dividend: Monday 13 March 2017
Share certificates may not be dematerialised or rematerialised between Wednesday, 8 March 2017 and Friday, 10 March 2017,
both dates inclusive.
Outlook for 2017
Attributable equivalent gold production for the Group for 2017 is expected to be between 2.10 million ounces and 2.15 million
ounces, unchanged from the updated guidance provided for 2016.
The Australian region is expected to produce around 910,000
ounces with reduced ounces at the four mines largely due to a change in mining mix across these dynamic operations which
inevitably affect grade and tonnage. Cerro Corona’s gold equivalent production of around 290,000 ounces is higher than 2016 with the increase mainly due to the positive impact of the higher copper/gold price ratio. Lower production is expected at Damang given the reinvestment currently underway and South Deep is expected to increase production to around 9,800 kilograms (315,000 ounces).
AISC is expected to be between US$1,010 per ounce and US$1,030 per ounce.
As mentioned earlier, Gold Fields plans to embark on a year of reinvestment in 2017 with the focus on new growth and development projects, and to target both sustaining and growing free cash flow.
Apart from the additional investment in South Deep, three other major projects namely the Damang reinvestment project, the
Gruyere development project and the Salares Norte project require investment. Growth expenditure at South Deep is planned to
increase to R287 million (US$20 million) in 2017 (2016: R115 million/US$8 million).
In 2017, US$120 million will be invested in future growth at Damang largely on waste stripping to expose high grade ore sources in the future, while A$153 million (US$112 million) is planned to be spent on the development of Gruyere and A$106 million (US$78 million)
on the balance of the purchase price. In Chile, Salares Norte is on track to complete a prefeasibility study in H2 2017. The plan is to increase expenditure to US$64 million at Salares Norte in 2017
(2016: US$39 million) as it anticipates commencing detailed
feasibility.
As a result of the above, AIC for the Group is planned to increase significantly to between US$1,170 per ounce to US$1,190 per
ounce. Sustaining capital expenditure for the Group is planned at
US$617 million and growth capital expenditure is planned at
US$252 million. The US$252 million comprises US$120 million for
Damang, A$153 million (US$112 million) for Gruyere, as well as
R287 million (US$20 million) at South. These expectations assume exchange rates of R/US$: 14.14 and A$/US$: 0.73.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 4 and 40.
N.J. Holland
Chief Executive Officer
16 February 2017

Gold Fields 2016 Results
Reviewed condensed consolidated preliminary
financial statements
Notes to the condensed consolidated financial statements
BASIS OF ACCOUNTING
The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings
Requirements for preliminary reports and the requirements of the
Companies Act 2008 of South Africa.
The Listings Requirements require preliminary reports to be
prepared in accordance with the framework concepts and the
measurement and recognition requirements of International
Financial Reporting Standards (IFRS) and the SAICA Financial
Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting
Standards Council and to also, as a minimum, contain the
information required by IAS 34, Interim Financial Reporting.
The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previously issued consolidated financial statements.
AUDITOR’S REVIEW
The condensed consolidated financial statements of Gold Fields
Limited for the year ended 31 December 2016 have been reviewed by the company’s auditor, KPMG Inc. The segmental operating
results included in the condensed consolidated financial statements have not been reviewed by KPMG Inc. The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to the auditor’s report on the last page of this release.
LITIGATION STATEMENT
In relation to the Litigation statement, there has been no further update since the release of the annual financial statements for the year ended 31 December 2015 except for:
SILICOSIS
As previously reported, the respondents in the certification application, including Gold Fields, all opposed the certification application, which was heard by the Gauteng Local Division of the
High Court from 12 to 23 October 2015.
On 13 May 2016, the High Court ordered, amongst other things: (1)
the certification of two classes: (a) a silicosis class comprising current and former mine workers who have contracted silicosis and the dependents of mine workers who have died of silicosis; and (b)
a tuberculosis class comprising current and former mine workers who have worked on the mines for a period of not less than two years and who have contracted pulmonary tuberculosis and the dependents of deceased mine workers who died of pulmonary
tuberculosis; and (2) that the common law be developed to provide that, where a claimant commences suing for general damages and subsequently dies whether arising from harm caused by a wrongful act or omission of a person or otherwise, before close of pleadings, and who would but for his or her death have been entitled to continue with such action, the claim for general damages will transmit to the estate of the deceased claimant.
The progression of the classes certified will be done in two phases:
(i) a determination of common issues, on an opt-out basis, and (ii)
the hearing and determination of individualized issues, on an opt in basis. In addition, costs were awarded in favour of the claimants.
The High Court ruling did not represent a ruling on the merits of the cases brought by the claimants. The amount of damages has not yet been quantified for any of the claimants in the consolidated class application or for any other members of the classes.
Gold Fields and the other respondents believe that the judgment addressed a number of highly complex and important issues,
including a far reaching amendment of the common law, that have not previously been considered by other courts in South Africa. The
High Court itself found that the scope and magnitude of the
proposed claims is unprecedented in South Africa and that the class action would address novel and complex issues of fact and law. The companies applied for leave to appeal against the judgement
because they believed that the court’s ruling on some of these issues is incorrect and that another court may come to a different decision.
On 24 June 2016, the High Court granted the mining companies leave to appeal against the finding amending the common law in respect of the transmissibility of general damages claims. It refused leave to appeal on the certification of silicosis and tuberculosis classes.
On 15 July 2016, the Gold Fields and the other respondents each filed petitions to the Supreme Court of Appeal for leave to appeal against the certification of the two separate classes for silicosis and tuberculosis.
On 21 September 2016, the Supreme Court of Appeal granted the respondents leave to appeal against all aspects of the class certification judgment of the High Court delivered in May 2016. The appeal record has been filed. It is anticipated that an appeal hearing date may be allocated in the third quarter of 2017.
The ultimate outcome of this matter cannot presently be determined and, accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the condensed consolidated nancial statements.
SOUTH DEEP TAX DISPUTE
The South Deep mine (South Deep) is jointly owned and operated by GFIJVH (50 per cent) and GFO (50 per cent). As at 31 December
2016, South Deep’s gross deductible temporary differences
amounted to US$1,585.3 million (R22,242.2 million), resulting in a deferred tax asset balance of US$475.6 million (R6,672.7 million).
This amount is included in the consolidated deferred tax asset of
US$48.7 million on Gold Fields’ statement of financial position.
South Deep’s gross deductible temporary differences comprises unredeemed capital expenditure balances of US$633.2 million
(R8,884.0 million) (tax effect: US$190.0 million (R2,665.2 million))
at GFIJVH and US$606.4 million (R8,508.0 million) (tax effect:
US$181.9 million (R2,552.4 million)) at GFO, a capital allowance balance (Additional Capital Allowance) of US$163.4 million

Gold Fields 2016 Results

(R2,292.0 million) (tax effect: US$49.0 million (R687.6 million) at
GFIJVH and an assessed loss balance of US$182.3 million
(R2,558.2 million) (tax effect: US$54.7 million (R767.5 million) at
GFO.
During the September 2014 quarter, the South African Revenue
Services (SARS) issued a Finalisation of Audit Letter (the Audit
Letter) stating that SARS has restated GFIJVH’s Additional Capital
Allowance balance re ected on its 2011 tax return from US$163.4 million (R2,292.0 million) to nil. The tax effect of this amount is
US$49.0 million (R687.6 million) that being the amount referred to above as Additional Capital Allowance.
The Additional Capital Allowance was claimed by GFIJVH in terms of section 36(11)(c) of the South African Income Tax Act, 1962 (the
Act). The Additional Capital Allowance provides an incentive for new mining development and only applies to unredeemed capital
expenditure. The Additional Capital Allowance allows a 12 per cent capital allowance over and above actual capital expenditure
incurred on developing a deep level gold mine, as well as a further annual 12 per cent allowance on the mine’s unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e. when all tax losses and unredeemed capital expenditure have been fully utilised).
In order to qualify for the Additional Capital Allowance, South Deep must qualify as a “post-1990 gold mine” as de ned in the Act. A
“post-1990 gold mine”, according to the Act, is de ned as ‘a gold mine which, in the opinion of the Director-General: Mineral and
Energy Affairs, is an independent workable proposition and in respect of which a mining authorisation for gold mining was issued for the rst time after 14 March 1990”.
During 1999, the Director-General: Minerals and Energy Affairs
(DME) and SARS con rmed, in writing, that GFIJVH is a “post-1990 gold mine” as de ned, and therefore quali ed for the Additional
Capital Allowance. Relying on these representations, GFIJVH
subsequently led its tax returns on this basis, as was con rmed by the DME and SARS.
In the Audit Letter, SARS stated that both the DME and SARS erred in issuing the con rmations as mentioned above and that GFIJVH does not qualify as a “post-1990 gold mine” and therefore does not qualify for the Additional Capital Allowance.
The Group has taken legal advice on the matter and was advised by external Senior Counsel that SARS should not be allowed to
disallow the claiming of the Additional Capital Allowance. GFIJVH has in the meantime not only formally appealed against the position taken by SARS, but also led an application in the High Court and will vigorously defend its position. A trial date in the Tax Court has been set for October 2017.
Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the condensed consolidated nancial statements.
GOLD WORKING GROUP
The Occupational Lung Disease Working Group (the “Working
Group”), made up of African Rainbow Minerals, Anglo American SA,
AngloGold Ashanti, Gold Fields, Harmony and Sibanye Gold,
remains of the view that achieving a mutually acceptable
comprehensive settlement which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation. Notwithstanding that the companies deny liability for the claims, the Working Group will continue with its efforts
– which have been ongoing for more than a year – to find common ground with stakeholders, including the claimants’ legal
representatives.
MINING CHARTER OWNERSHIP ELEMENT DECLARATION
APPLICATION
Gold Fields remains committed to, through the South African
Chamber of Mines (“Chamber”), open and transparent negotiations with the Department of Mineral Resources, relating to the Draft
Reviewed Mining Charter published without consultation with
industry in early 2016. The Chamber is concerned with a number of the proposals put forward in the Draft Reviewed Mining Charter which it believes are ill-conceived and/or unachievable targets which will in all likelihood have a negative effect on the continued
sustainability of the mining industry in South Africa. Negotiations in this regard are ongoing.
With regards to the Declaratory Order, as previously reported, the
Chamber commenced a court application (with the agreement of the previous Minister of Mines, Minister Ramatlhodi) against the Minister and Director General of the Department of Mineral Resources
regarding continuing consequences of previous BEE deals. Until an agreed outcome has been reached with regards to the Draft
Reviewed Mining Charter, the Chamber has decided not to withdraw the application but has not yet applied for a hearing date, which it can do at any time.
ASSET IMPAIRMENTS AND WRITE-OFFS
Asset impairments and write-offs recognised by the Group during
2016 include:
Cash-generating unit impairment of US$66 million at Cerro
•    Corona. The impairment calculation is based on the 2016 life of mine plan using the following assumptions:
o
Gold price 2017: US$1,100 per ounce, 2018: US$1,200
per ounce, 2019 onwards: US$1,300 per ounce;
o
Copper price 2017 and 2018: US$2.50 per pound, 2019
onwards: US$2.80 per pound;
o
Resource price US$60 per ounce;
o
Life of mine: 7 years; and
o
Discount rate: 4.8 per cent.
The impairment is due to a reduction in gold and copper
reserves due to depletion, a decrease in the gold and copper price assumptions for 2017 and 2018, a lower resource price
and an increase in the Peru tax rate.
•    Impairment of the fleet at Damang (US$10 million).
PROFIT ON SALE OF ASSETS
Profit on sale of assets includes US$48 million relating to the sale of a royalty portfolio during December 2016. The consideration
received included 42.85 million common shares and 10 million common share purchase warrants of Maverix Metals Inc. The
investment in common shares has been accounted for as an equity accounted investee amounting to US$42 million and the warrants as a derivative instrument with a fair value of US$6 million.

Gold Fields 2016 Results
GRUYERE ACQUISITION
Gold Fields acquired a 50 per cent interest in the Gruyere Gold
Project during December 2016 for a total purchase consideration of
A$350 million (US$273 million
)
payable in cash and a 1.5 per cent
royalty on Gold Field’s share of production after the total mine production exceeds 2 million ounces. The purchase consideration comprises A$250 million (US$185 million) payable on the effective date (13 December 2016), and A$100 million (US$74 million)
payable according to an agreed construction cash call schedule. In addition, transaction costs of A$19 million (US$14 million) were incurred and capitalised. The 1.5 per cent royalty will be accounted for as the production milestones are met. The 50 per cent interest in the project will be accounted for as a joint operation. The acquisition was accounted for as an asset acquisition.
BOND BUY-BACK
On 19 February 2016, Gold Fields announced an offer to purchase
US$200 million of the US$1 billion notes outstanding. Gold Fields accepted the purchase of an aggregate principal amount of notes equal to US$148 million at the purchase price of US$880 per
US$1,000 in principal amount of notes. A profit of US$18 million was recognised on the buy-back of the notes.
EQUITY RAISING
On 17 March 2016, Gold Fields successfully completed a US$152 million (R2.3 billion) accelerated equity raising by way of a private placement, to institutional investors. A total number of 38,857,913 new Gold Fields shares were placed at a price of R59.50 per share.
CREDIT FACILITIES SUCCESSFULLY REFINANCED
Gold Fields successfully refinanced its US$1,440 million credit facilities due in November 2017. The new facilities amount to
US$1,290 million and comprise three tranches:
•     US$380 million: 3 year term loan maturing in June 2019 –
margin 250 basis points (bps) over Libor;
•    US$360 million: 3 year revolving credit facility (RCF) also maturing in June 2019 (with an option to extend to up to 5 years)
      – margin 220bps over Libor; and
•    US$550 million: 5 year RCF maturing in June 2021 – margin
     245bps over Libor.
The new facilities were concluded with a syndicate of 15 banks. On average, the interest rate on the new facilities is similar to the interest rate on the existing facilities. A total of US$645 million was drawn down from the new facilities on 13 June 2016 to repay the group’s existing US$ facilities, with US$645 million remaining unutilised. The refinancing is a key milestone in Gold Fields’ balance sheet management and increases the maturity of its core debt, with the first maturity now only in June 2019 (previously November
2017).
TAXATION
The major items causing the Group’s income taxation to differ from the maximum South Africa statutory mining tax rate of 34 per cent include:
US$’m
Taxation on profit before taxation at maximum
South African statutory tax rate
(124)
Rate adjustment to reflect the actual realised
company tax rates
23
Non-deductible exploration expense (15)
Non-deductible interest expense (24)
Non-deductible share based payments (5)
Non-deductible expenditure, net (10)
Deferred tax assets not recognised at Cerro
Corona and Damang
(35)
Other, net (2)
Mining and income taxation (192)
ADDITIONAL NOTES INCLUDE
•     Hedging/derivatives on page 21;
•     Debt maturity ladder on page 22; and
•     Reconciliation of headline earnings with net earnings on
page 23.

Gold Fields 2016 Results

Gold Fields 2016 Results
The preliminary financial statements are presented on a condensed consolidated basis
Income statement
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Year ended
Dec
2016
(Reviewed)
Dec
2015
(Audited)
Revenue
2,749.5
2,545.4
Operating costs, net
(1,387.5)
(1,456.2)
– Operating costs
(1,433.0)
(1,431.3)
– Gold inventory change
45.5
(24.9)
Operating profit
1,362.0
1,089.2
Amortisation and depreciation
(679.2)
(609.9)
Net operating profit
682.8
479.3
Net interest expense
(59.1)
(64.9)
Share of equity accounted earnings after taxation
(2.3)
(5.7)
(Loss)/gain on foreign exchange
(6.4)
9.5
Gain/(loss) on financial instruments
14.4
(4.7)
Share-based payments
(14.4)
(10.9)
Long-term employee benefits
(11.0)
(5.3)
Other
(48.5)
(45.1)
Exploration and project costs
(92.2)
(53.5)
Profit before royalties, taxation and non-recurring items
463.3
298.7
Non-recurring items
(17.1)
(218.2)
Profit before royalties and taxation
446.2
80.5
Royalties
(80.4)
(76.0)
Profit before taxation
365.8
4.5
Mining and income taxation
(192.1)
(247.1)
– Normal taxation
(204.7)
(142.9)
– Deferred taxation
12.6
(104.2)
Net profit/(loss)
173.7
(242.6)
Attributable to:
– Owners of the parent
162.8
(242.1)
– Non-controlling interest
10.9
(0.5)
Non-recurring items:
Profit on sale of investments
2.3
0.1
Profit/(loss) on sale of assets
48.0
(0.1)
Restructuring costs
(11.7)
(9.3)
Impairment of stockpiles and consumables
-
(8.0)
Impairment of investments and assets
(76.5)
(213.1)
Other
20.8
12.2
Total non-recurring items
(17.1)
(218.2)
Taxation on items above
12.0
20.9
Non-recurring deferred taxation items (non-cash)
(29.6)
(100.4)
Net non-recurring items after tax
(34.7)
(297.7)
Net earnings/(loss)
162.8
(242.1)
Basic earnings/(loss) per share (cents)
20
(31)
Diluted earnings/(loss) per share (cents)
20
(31)
Headline earnings/(loss)
208.4
(28.2)
Headline earnings/(loss) per share (cents)
26
(4)
Diluted headline earnings/(loss) per share (cents)
26
(4)
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation
190.9
44.7
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-
recurring items after royalties and taxation (cents)
24
6
US dollar/South African rand conversion rate
14.70
12.68
US dollar/Australian dollar conversion rate
0.75
0.75
Gold equivalent sold – managed eq oz (000)
2,216
2,233
Gold equivalent price received US$/eq oz
1,241
1,140
Figures may not add as they are rounded independently.
The condensed consolidated financial statements have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the
Group's Financial Controller. This process was supervised by Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields 2016 Results

Statement of comprehensive income
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Year ended
Dec
2016
(Reviewed)
Dec
2015
(Audited)
Net profit/(loss)
173.7
(242.6)
Other comprehensive income/(loss), net of tax#
121.4
(636.6)
Marked to market valuation of listed investments
(8.3)
0.4
Currency translation adjustments
129.7
(637.0)
Total comprehensive income/(loss)
295.1
(879.2)
Attributable to:
– Owners of the parent
284.2
(878.7)
– Non-controlling interest
10.9
(0.5)
295.1
(879.2)
# All items can be subsequently reclassified to the income statement.
Statement of financial position
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Dec
2016
(Reviewed)
Dec
2015
(Audited)
Property, plant and equipment
4,547.8
4,312.4
Goodwill
317.8
295.3
Non-current assets
177.3
167.8
Investments
190.4
140.0
Deferred taxation
48.7
54.1
Current assets
1,052.7
908.1
– Other current assets
499.6
467.1
– Cash and deposits
526.7
440.0
– Assets held for sale
26.4
1.0
Total assets
6,334.7
5,877.7
Shareholders’ equity
3,189.6
2,768.0
Deferred taxation
465.5
487.3
Long-term loans
1,504.9
1,761.6
Environmental rehabilitation provisions
283.1
275.4
Long-term employee benefits
23.6
12.6
Other long-term provisions
8.6
8.7
Current liabilities
859.4
564.1
– Other current liabilities
671.4
505.4
– Current portion of long-term loans
188.0
58.7
Total equity and liabilities
6,334.7
5,877.7
US dollar/South African rand conversion rate
14.03
15.10
US dollar/Australian dollar conversion rate
0.72
0.73
Net debt
1,166.2
1,380.3
Hedging/Derivatives
(Reviewed)
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
•    to protect cash flows at times of significant expenditure;
•    for specific debt servicing requirements; and
•    to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Derivative instruments*
South Africa
On 25 February 2016, USD/ZAR forward exchange contracts were entered into for a total delivery of US$69.8 million starting July 2016 until December 2016. The average forward rate achieved over the 6 month period was R16.8273.
The hedge was delivered into July and August and the balance closed out in September 2016. The average rate achieved on delivery and close out was R13.8010, resulting in a positive cash flow and realised a gain on financial instruments of R211 million (US$14 million) recognised in profit or loss.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields 2016 Results
Statement of changes in equity
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2015 (Audited)
3,471.0
(2,262.2)
1,447.3
111.9
2,768.0
Total comprehensive income - 121.4 162.8 10.9
295.1
Profit for the period - - 162.8 10.9
173.7
Other comprehensive income - 121.4 - -
121.4
Dividends declared - - (39.2) (0.2)
(39.4)
Share-based payments - 14.4 - -
14.4
Share issue 151.5 - - -
151.5
Balance as at 31 December 2016 (Reviewed)
3,622.5
(2,126.4)
1,570.9
122.6
3,189.6
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2014
3,470.8
(1,636.5)
1,704.5
124.5
3,663.3
Total comprehensive (loss)/income - (636.6) (242.1) (0.5)
(879.2)
(Loss) for the period - - (242.1) (0.5)
(242.6)
Other comprehensive loss - (636.6) - -
(636.6)
Dividends declared - - (15.1) (12.1)
(27.2)
Share-based payments - 10.9 - -
10.9
Exercise of employee share options 0.2 - - -
0.2
Balance as at 31 December 2015
3,471.0
(2,262.2)
1,447.3
111.9
2,768.0
Debt maturity ladder (Reviewed)
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
31 Dec 2016
31 Dec 2017
1 Jan 2018 to
31 Dec 2021
Total
Uncommitted loan facilities
US dollar million
- - -
-
Rand million 1,650.0 - -
1,650.0
Rand debt translated to dollar 117.6 - -
117.6
Total (US$’m)
117.6
-
-
117.6
Committed loan facilities
US dollar million
- 220.0 2,284.0
2,504.0
Rand million - - 1,500.0
1,500.0
Rand debt translated to dollar - - 106.9
106.9
Total (US$’m)
-
220.0
2,390.9
2,610.9
Total (US$’m) – Uncommitted and committed loan
facilities
117.6
220.0
2,390.9
2,728.5
Utilisation – Uncommitted loan facilities
Rand million
856.0 - -
856.0
US dollar million - - - -
Rand debt translated to dollar 61.0 - -
61.0
Total (US$’m)
61.0
-
-
61.0
Utilisation – Committed loan facilities (including US$ bond)
US dollar million
- 127.0 1,504.9
1,631.9
Rand million - - -
-
Rand debt translated to dollar - - -
-
Total (US$’m)
-
127.0
1,504.9
1,631.9
Total (US$’m) – Utilisation – Uncommitted and committed
loan facilities
61.0
127.0
1,504.9
1,692.9
Exchange rate: US$1 = R14.03 being the closing rate for 2016.

Gold Fields 2016 Results

Statement of cash flows
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Year ended
Dec
2016
(Reviewed)
Dec
2015
(Audited)
Cash flows from operating activities
956.9
771.1
Profit before royalties, tax and non-recurring items
463.3
298.7
Non-recurring items
(17.1)
(218.2)
Amortisation and depreciation
679.2
609.9
South Deep BEE dividend
(1.3)
(1.7)
Change in working capital
(2.7)
43.6
Royalties and taxation paid
(234.8)
(195.3)
Other non-cash items
70.3
234.1
Dividends paid
(39.4)
(27.2)
Owners of the parent
(39.2)
(15.1)
Non-controlling interest holders
(0.2)
(12.1)
Cash flows from investing activities
(867.9)
(651.5)
Capital expenditure – additions
(649.9)
(634.1)
Capital expenditure – proceeds on disposal
2.3
3.1
Purchase of Gruyere Gold project assets
(197.1)
-
Purchase of investments
(12.7)
(3.0)
Proceeds on disposal of investments
4.4
-
Environmental payments
(14.9)
(17.5)
Cash flows from financing activities
37.0
(88.3)
Loans received
1,298.7
506.0
Loans repaid
(1,413.2)
(594.3)
Proceeds on issue of shares
151.5
-
Net cash inflow
86.6
4.1
Translation adjustment
0.1
(22.1)
Cash at beginning of year
440.0
458.0
Cash at end of year
526.7
440.0
Cash flow from operating activities less net capital expenditure and environmental payments
294.4
122.6
Reconciliation of headline earnings with net earnings (Reviewed)
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Year ended
Dec
2016
(Reviewed)
Dec
2015
(Audited)
Net earnings/(loss)
162.8
(242.1)
Profit on sale of investments
(2.3)
(0.1)
(Profit)/loss on sale of assets
(48.0)
0.1
Impairment of investments and assets and other
124.0
243.9
Taxation effect on above
(26.9)
(27.9)
Non-controlling interest effect on above
(1.2)
(2.1)
Headline earnings/(loss)
208.4
(28.2)
Headline earnings/(loss) per share – cents
26
(4)
Based on headline earnings/(loss) as given above divided by 810,082,192 (December 2015 – 776,567,472) being the weighted average number of ordinary shares in issue.

Gold Fields 2016 Results
Segmental operating and financial results
South Africa
Region
West Africa Region
South America
Region
Total Mine
Operations
Ghana
Peru
UNITED STATES DOLLARS
South
Deep
Total
Tarkwa           Damang
Cerro
Corona
Operating Results (Unreviewed)
Ore milled/treated
Year 2016
34,222
2,248
17,876
13,608
4,268
6,977
(000 tonnes)
Year 2015
33,014
1,496
17,815
13,520
4,295
6,710
Yield
Year 2016
2.0
4.0
1.2
1.3
1.1
1.2
(grams per tonne)
Year 2015
2.1
4.1
1.3
1.3
1.2
1.4
Gold produced
Year 2016
2,218.7
290.4
715.8
568.1
147.7
270.2
(000 managed equivalent ounces)
Year 2015
2,235.6
198.0
753.9
586.1
167.8
295.6
Gold sold
Year 2016
2,216.4
289.4
715.8
568.1
147.7
268.9
(000 managed equivalent ounces)
Year 2015
2,233.3
198.0
753.9
586.1
167.8
293.3
Gold price received
Year 2016
1,241
1,238
1,247
1,248
1,242
1,199
(dollar per equivalent ounce)
Year 2015
1,140
1,173
1,161
1,161
1,161
996
Operating costs
Year 2016
42
121
27
25
32
21
(dollar per tonne)
Year 2015
43
158
29
25
43
21
All-in-sustaining costs
Year 2016
973
1,207
1,020
959
1,254
499
(dollar per ounce)
Year 2015
1,001
1,490
1,049
970
1,326
718
Total all-in-cost
Year 2016
977
1,234
1,020
959
1,254
499
(dollar per ounce)
Year 2015
1,007
1,559
1,049
970
1,326
718
Financial Results ($ million) (Reviewed)
Revenue
Year 2016
2,749.5
358.2
892.3
708.9
183.4
322.3
Year 2015
2,545.4
232.3
875.5
680.7
194.8
292.2
Net operating costs
Year 2016
(1,388.6)
(271.6)
(463.4)
(327.3)
(136.1)
(139.9)
Year 2015
(1,457.0)
(236.6)
(513.3)
(326.9)
(186.4)
(144.8)
– Operating costs
Year 2016
(1,434.1)
(272.3)
(481.2)
(344.7)
(136.4)
(143.7)
Year 2015
(1,432.1)
(236.6)
(518.5)
(334.2)
(184.3)
(143.8)
– Gold inventory change
Year 2016
45.5
0.7
17.8
17.5
0.4
3.8
Year 2015
(24.9)
-
5.2
7.3
(2.1)
(1.0)
Operating profit/(loss)
Year 2016
1,360.8
86.6
428.9
381.6
47.3
182.5
Year 2015
1,088.4
(4.3)
362.2
353.8
8.4
147.4
Amortisation and depreciation
Year 2016
(670.7)
(71.5)
(202.2)
(184.4)
(17.8)
(115.6)
Year 2015
(608.5)
(67.9)
(188.7)
(162.3)
(26.4)
(100.1)
Net operating profit/(loss)
Year 2016
690.1
15.0
226.7
197.2
29.5
66.9
Year 2015
479.9
(72.2)
173.5
191.5
(18.0)
47.3
Other (expenses)/income
Year 2016
(93.9)
3.7
(20.1)
(14.7)
(5.4)
(20.5)
Year 2015
(82.8)
(9.5)
(11.6)
(6.9)
(4.7)
(17.0)
Profit/(loss) before royalties and taxation
Year 2016
596.2
18.8
206.5
182.4
24.1
46.4
Year 2015
397.1
(81.7)
161.9
184.6
(22.7)
30.2
Royalties, mining and income taxation
Year 2016
(259.0)
(7.8)
(74.4)
(65.3)
(9.2)
(52.0)
Year 2015
(309.8)
20.9
(114.8)
(93.3)
(21.5)
(111.8)
– Normal taxation
Year 2016
(194.0)
-
(52.4)
(52.4)
-
(45.9)
Year 2015
(135.0)
-
(35.4)
(34.6)
(0.7)
(33.0)
– Royalties
Year 2016
(80.4)
(1.8)
(44.6)
(35.4)
(9.2)
(4.6)
Year 2015
(76.0)
(1.2)
(43.8)
(34.0)
(9.7)
(3.1)
– Deferred taxation
Year 2016
(15.3)
(6.0)
22.6
22.6
-
(1.5)
Year 2015
(98.8)
22.1
(35.7)
(24.7)
(11.0)
(75.7)
Profit/(loss) before non-recurring items
Year 2016
337.2
10.9
132.1
117.2
14.9
(5.6)
Year 2015
87.2
(60.7)
47.0
91.3
(44.3)
(81.5)
Non-recurring items
Year 2016
(65.3)
2.1
(19.6)
(0.2)
(19.4)
(67.5)
Year 2015
(62.2)
5.5
(48.8)
(3.8)
(45.0)
(11.8)
Net profit/(loss)
Year 2016
271.9#
13.0
112.5
116.9
(4.5)
(73.1)
Year 2015
25.0#
(55.2)
(1.8)
87.5
(89.3)
(93.4)
Capital expenditure
Year 2016
(648.6)
(77.9)
(206.3)
(168.4)
(37.9)
(42.8)
Year 2015
(633.6)
(66.9)
(221.1)
(204.2)
(16.9)
(64.8)
Average exchange rates were US$1 = R14.70 for 2016 and US$1 = R12.68 for 2015.
The Australian/US dollar exchange rates were A$1 = US$0.75 for 2016 and for 2015.
Figures may not add as they are rounded independently.
#
The difference of US$98 million (2015: negative US$268 million) between net profit/(loss) per the income statement and the Total Mine Operations relates to corporate and other.

Gold Fields 2016 Results

Segmental operating and financial results
Australia Region
#
AUSTRALIAN DOLLARS
1
SOUTH
AFRICAN
RAND
2
Australia
Australia Region
¤
South Africa
Region
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South
Deep
Operating Results (Unreviewed)
Ore milled/treated
Year 2016
7,122
4,046
1,176
454
1,446
7,122
4,046
1,176
454
1,446
2,248
(000 tonnes)
Year 2015
6,993
3,867
1,218
457
1,451
6,993
3,867
1,218
457
1,451
1,496
Yields
Year 2016
4.1
2.8
6.1
4.6
6.1
4.1
2.8
6.1
4.6
6.1
4.0
(grams per tonne)
Year 2015
4.4
3.0
6.0
5.3 6
6.5
4.4
3.0
6.0
5.3
6.5
4.1
Gold produced
Year 2016
942.4
362.9
229.3
66.4
283.8
942.4
362.9
229.3
66.4
283.8
9,032
(000 managed equivalent ounces)
Year 2015
988.0
371.9
236.6
78.4
301.1
988.0
371.9
236.6
78.4
301.1
6,160
Gold sold
Year 2016
942.4
362.9
229.3
66.4
283.8
942.4
362.9
229.3
66.4
283.8
9,001
(000 managed equivalent ounces)
Year 2015
988.0
371.9
236.6
78.4
301.1
988.0
371.9
236.6
78.4
301.1
6,160
Gold price received
Year 2016
1,249
1,246
1,245
1,252
1,254
1,675
1,672
1,670
1,679
1,682
584,894
(dollar per equivalent ounce)
Year 2015
1,159
1,161
1,158
1,163
1,157
1,541
1,543
1,539
1,546
1,538
478,263
Operating costs
Year 2016
75
48
124
126
98
101
64
166
169
131
1,781
(dollar per tonne)
Year 2015
76
50
117
131
94
101
67
156
174
125
2,005
All-in-sustaining costs
Year 2016
941
949
971
1,238
834
1,261
1,273
1,301
1,662
1,119
570,303
(dollar per ounce)
Year 2015
912
969
959
1,057
764
1,211
1,287
1,276
1,403
1,017
607,429
Total all-in-cost
Year 2016
941
949
971
1,238
834
1,261
1,273
1,301
1,662
1,119
583,059
(dollar per ounce)
Year 2015
912
969
959
1,057
764
1,211
1,287
1,276
1,403
1,017
635,622
Financial Results ($ million) (Reviewed)
Revenue
Year 2016
1,176.7
452.3
285.4
83.1
355.8
1,578.3
606.6
382.9
111.5
477.3
5,264.9
Year 2015
1,145.4
431.8
273.9
91.3
348.4
1,522.4
573.9
364.1
121.3
463.1
2,946.1
Net operating costs
Year 2016
(513.8)
(181.8)
(140.5)
(57.7)
(133.8)
(689.1)
(243.8)
(188.5)
(77.4)
(179.4)
(3,992.5)
Year 2015
(562.3)
(220.3)
(141.4)
(59.2)
(141.3)
(747.3)
(292.8)
(188.0)
(78.6)
(187.9)
(3,000.2)
– Operating costs
Year 2016
(536.9)
(192.8)
(145.7)
(57.3)
(141.1)
(720.1)
(258.5)
(195.4)
(76.9)
(189.3)
(4,002.9)
Year 2015
(533.2)
(195.0)
(142.6)
(59.8)
(135.9)
(708.8)
(259.2)
(189.5)
(79.5)
(180.7)
(3,000.2)
– Gold inventory change
Year 2016
23.1
11.0
5.1
(0.4)
7.4
30.9
14.7
6.9
(0.6)
9.9
10.5
Year 2015
(29.0)
(25.3)
1.1
0.6
(5.4)
(38.5)
(33.7)
1.5
0.9
(7.2)
-
Operating profit/loss
Year 2016
662.9
270.5
144.9
25.4
222.1
889.1
362.8
194.4
34.1
297.9
1,272.5
Year 2015
583.1
211.5
132.5
32.1
207.1
775.0
281.1
176.1
42.6
275.2
(54.1)
Amortisation and depreciation
Year 2016
(281.3)
(377.3)
(1,051.4)
Year 2015
(251.8)
(334.7)
(861.0)
Net operating profit/(loss)
Year 2016
381.6
511.8
221.1
Year 2015
331.3
440.4
(915.1)
Other (expenses)/income
Year 2016
(57.1)
(76.5)
54.7
Year 2015
(44.6)
(59.3)
(120.7)
Profit/(loss) before royalties
Year 2016
324.5
435.2
275.7
and taxation
Year 2015
286.7
381.0
(1,035.8)
Royalties, mining and income
Year 2016
(124.7)
(167.3)
(115.2)
taxation
Year 2015
(104.1)
(138.4)
265.5
– Normal taxation
Year 2016
(95.7)
(128.3)
-
Year 2015
(66.7)
(88.6)
-
– Royalties
Year 2016
(29.3)
(39.4)
(26.3)
Year 2015
(28.0)
(37.2)
(14.7)
– Deferred taxation
Year 2016
0.3
0.4
(88.9)
Year 2015
(9.5)
(12.6)
280.2
Profit/(loss) before non-
Year 2016
199.8
267.9
160.5
recurring items
Year 2015
182.5
242.6
(770.3)
Non-recurring items
Year 2016
19.7
26.5
30.5
Year 2015
(7.0)
(9.3)
69.8
Net profit/(loss)
Year 2016
219.5
294.4
191.1
Year 2015
175.5
233.3
(700.5)
Capital expenditure
Year 2016
(321.7)
(140.0)
(70.0)
(21.4)
(90.3)
(431.4)
(187.8)
(93.8)
(28.7)
(121.1)
(1,144.5)
Year 2015
(280.8)
(114.5)
(73.0)
(20.0)
(72.4)
(373.3)
(152.2)
(97.1)
(26.6)
(96.3)
(848.4)
#
   As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.

Gold Fields 2016 Results
All-in-costs (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
UNITED STATES DOLLARS
South Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating costs
(1)
Year 2016
(1,433.0)
(272.3)
(481.2)
(344.7)
(136.4)
(143.7)
Year 2015 (1,431.3) (236.6) (518.5) (334.2) (184.3) (143.8)
Gold inventory change
Year 2016
45.5
0.7
17.8
17.5
0.4
3.8
Year 2015 (24.9) - 5.2 7.3
(2.1)
(1.0)
Inventory write-off
Year 2016
-
-
-
-
-
-
Year 2015 (8.0) -
(8.0) - (8.0) -
Royalties
Year 2016
(80.4)
(1.8)
(44.6)
(35.4)
(9.2)
(4.6)
Year 2015 (76.0) (1.2) (43.8) (34.0) (9.7) (3.1)
Realised gains/(losses) on commodity cost hedges
Year 2016
(1.6)
-
-
-
-
-
Year 2015 (12.1) - - - - -
Community/social responsibility costs
Year 2016
(15.3)
(1.2)
(5.4)
(5.1)
(0.3)
(8.7)
Year 2015 (12.2) (1.7) (2.3) (2.1) (0.2) (8.3)
Non-cash remuneration – share-based payments
Year 2016
(14.4)
(2.3)
(2.8)
(2.5)
(0.3)
(2.0)
Year 2015
(10.9) (1.0) (1.8) (1.5) (0.3) (1.2)
Cash remuneration (long-term employee benefits)
Year 2016
(11.0)
(2.4)
(3.7)
(3.0)
(0.8)
(1.8)
Year 2015 (5.3) (1.0) (1.7) (1.4) (0.4) (0.8)
Other
Year 2016
(12.8)
-
-
-
-
(0.9)
Year 2015 (8.5) - - - - -
By-product credits
Year 2016
134.1
0.5
1.6
1.5
0.1
130.6
Year 2015 120.7 0.4 5.5 5.5 - 113.8
Rehabilitation amortisation and interest
Year 2016
(23.5)
(0.4)
(5.5)
(4.8)
(0.7)
(3.9)
Year 2015
(25.0) (0.8) (4.3) (3.7) (0.6) (4.9)
Sustaining capital expenditure
Year 2016
(640.8)
(70.1)
(206.3)
(168.4)
(37.9)
(42.8)
Year 2015 (619.9) (53.2) (221.1) (204.2) (16.9) (64.8)
All-in sustaining costs
(2)
Year 2016
(2,053.2)
(349.3)
(730.2)
(545.0)
(185.2)
(74.0)
Year 2015 (2,113.3) (295.1) (790.8) (568.2) (222.5) (114.0)
Exploration, feasibility and evaluation costs
Year 2016
(47.1)
-
-
-
-
-
Year 2015 (26.0) - - - - -
Non-sustaining capital expenditure
Year 2016
(9.1)
(7.8)
-
-
-
-
Year 2015
(14.2) (13.7) - - - -
Total all-in cost
(3)
Year 2016
(2,109.4)
(357.1)
(730.2)
(545.0)
(185.2)
(74.0)
Year 2015 (2,153.5) (308.8) (790.8) (568.2) (222.5) (114.0)
Total all-in sustaining cost
Year 2016
(2,053.6)
(349.3)
(730.2)
(545.0)
(185.2)
(74.0)
Year 2015
(2,113.3) (295.1) (790.8) (568.2) (222.5) (114.0)
Gold only ounces sold – (000 ounces)
Year 2016
2,096.8
289.4
715.8
568.1
147.7
149.1
Year 2015 2,098.8 198.0 753.9 586.1 167.8 158.8
AISC per ounce of gold sold US$/oz
Year 2016
980
1,207
1,020
959
1,254
499
Year 2015 1,007 1,490 1,049 970 1,326 718
Total all-in cost
Year 2016
(2,109.4)
(357.1)
(730.2)
(545.0)
(185.2)
(74.0)
Year 2015 (2,153.5) (308.8) (790.8) (568.2) (222.5) (114.0)
Gold only ounces sold – (000 ounces)
Year 2016
2,096.8
289.4
715.9
568.1
147.7
149.1
Year 2015
2,098.8 198.0 753.9 586.1 167.8 158.8
AIC per ounce of gold sold US$/oz
Year 2016
1,006
1,234
1,020
959
1,254
499
Year 2015
1,026 1,559 1,049 970 1,326 718
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
  Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
  All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3)
Total all-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

Gold Fields 2016 Results

All-in-costs (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny Smith
Operating costs
(1)
Year 2016
(536.9)
(192.8)
(145.7)
(57.3)
(141.1)
1.1
Year 2015
(533.2)
(195.0)
(142.6)
(59.8)
(135.9)
0.8
Gold inventory change
Year 2016
23.1
11.0
5.1
(0.4)
7.4
-
Year 2015
(29.0)
(25.3)
1.1
0.6
(5.4)
-
Inventory write-off
Year 2016
-
-
-
-
-
-
Year 2015
-
-
-
-
-
-
Royalties
Year 2016
(29.3)
(11.5)
(7.1)
(2.0),
(8.8)
-
Year 2015
(28.0)
(10.7)
(6.6)
(2.1)
(8.7)
-
Realised gains/(losses) on commodity cost hedges
Year 2016
(1.6)
(0.6)
(0.2)
(0.1)
(0.7)
-
Year 2015
(12.1)
(5.0)
(1.5)
(0.5)
(5.2)
-
Community/social responsibility costs
Year 2016
-
-
-
-
-
-
Year 2015
-
-
-
-
-
-
Non-cash remuneration – share based payments
Year 2016
(3.6)
(1.5)
(0.8)
(0.4)
(0.9)
(3.6)
Year 2015
(2.5)
(1.2)
(0.7)
(0.2)
(0.4)
(4.4)
Cash remuneration (long-term employee benefits)
Year 2016
(3.5)
(0.9)
(0.9)
(0.6)
(1.0)
0.5
Year 2015
(1.2)
(0.2)
(0.5)
(0.2)
(0.3)
(0.6)
Other
Year 2016
-
-
-
-
-
(11.9)
Year 2015
-
-
-
-
-
(8.5)
By-product credits
Year 2016
1.4
0.8
0.2
0.3
0.1
-
Year 2015
1.0
0.5
0.3
0.2
0.1
-
Rehabilitation amortisation and interest
Year 2016
(13.8)
(8.9)
(3.2)
(0.2)
(1.4)
-
Year 2015
(14.9)
(8.9)
(3.4)
(0.8),
(1.8)
-
Sustaining capital expenditure
Year 2016
(321.7)
(140.0)
(70.0),
(21.4)
(90.3)
-
Year 2015
(280.8)
(114.5)
(73.0)
(20.0)
(72.4)
-
All-in sustaining costs
(2)
Year 2016
(885.8)
(344.3)
(222.5)
(82.3)
(236.7)
(13.9)
Year 2015
(900.7)
(360.2)
(226.8)
(82.9)
(230.0)
(13.0)
Exploration, feasibility and evaluation costs
Year 2016
-
-
-
-
-
(47.1)
Year 2015
-
-
-
-
-
(26.0)
Non-sustaining capital expenditure
Year 2016
-
-
-
-
-
(1.3)
Year 2015
-
-
-
-
-
(0.5)
Total all-in cost
(3)
Year 2016
(885.8)
(344.3)
(222.5)
(82.3)
(236.7)
(62.0)
Year 2015
(900.7)
(360.2)
(226.8)
(82.9)
(230.0)
(39.5)
Total all-in sustaining cost
Year 2016
(885.8)
(344.3)
(222.5)
(82.3)
(236.7)
(13.9)
Year 2015
(900.7)
(360.2)
(226.8)
(82.9)
(230.0)
(13.0)
Gold only ounces sold – (000 ounces)
Year 2016
942.4
362.9
229.3
66.4
283.8
-
Year 2015
988.0
371.9
236.6
78.4
301.1
-
AISC per ounce of gold sold US$/oz
Year 2016
941
949
971
1,238
834
-
Year 2015
912
969
959
1,057
764
-
Total all-in cost
Year 2016
(885.8)
(344.3)
(222.5)
(82.3)
(236.7)
(62.0)
Year 2015
(900.7)
(360.2)
(226.8)
(82.9)
(230.0)
(39.5)
Gold only ounces sold – (000 ounces)
Year 2016
942.4
362.9
229.3
66.4
283.8
-
Year 2015
988.0
371.9
236.6
78.4
301.1
-
AIC per ounce of gold sold US$/oz
Year 2016
941
949
971
1,238
834
-
Year 2015
912
969
959
1,057
764
-

Gold Fields 2016 Results
All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
UNITED STATES DOLLARS
South Deep
Total
Tarkwa
Damang
Cerro
Corona
All-in sustaining costs
Year 2016
(2,053.2)
(349.3)
(730.2)
(545.0)
(185.2)
(74.0)
(per table on page 26)
Year 2015
(2,113.3) (295.1) (790.8) (568.2) (222.5) (114.0)
Add back by-product credits
Year 2016
(134.1)
(0.5)
(1.6)
(1.5)
(0.1)
(130.6)
Year 2015
(120.7) (0.4) (5.5) (5.5) - (113.8)
All-in sustaining costs gross
Year 2016
(2,187.3)
(349.8)
(731.7)
(546.5)
(185.2)
(204.6)
of by-product credits
Year 2015
(2,234.0) (295.5) (796.3) (573.7) (222.5) (227.8)
Gold equivalent ounces sold
Year 2016
2,216.4
289.4
715.8
568.1
147.7
268.9
Year 2015
2,233.3 198.0 753.9 586.1 167.8 293.3
AISC gross of by-product
Year 2016
987
1,209
1,022
962
1,254
762
credits per equivalent ounce
Year 2015
1,000 1,492 1,056 979 1,326 777
of gold – US$/eq oz
All-in costs
Year 2016
(2,109.4)
(357.1)
(730.2)
(545.0)
(185.2)
(74.0)
(per table on page 26)
Year 2015
(2,153.5) (308.8) (790.8) (568.2) (222.5) (114.0)
Add back by-product credits
Year 2016
(134.1)
(0.5)
(1.6)
(1.5)
(0.1)
(130.6)
Year 2015
(120.7) (0.4) (5.5) (5.5) - (113.8)
All-in costs gross of
Year 2016
(2,243.5)
(357.6)
(731.7)
(546.5)
(185.2)
(204.6)
by-product credits
Year 2015
(2,274.2) (309.2) (796.3) (573.7) (222.5) (227.8)
Gold equivalent ounces sold
Year 2016
2,216.4
289.4
715.8
568.1
147.7
268.9
Year 2015
2,233.3 198.0 753.9 586.1 167.8 293.3
AIC gross of by-product
Year 2016
1,012
1,236
1,022
962
1,254
762
credits per equivalent ounce
Year 2015
1,018 1,561 1,056 979 1,326 777
of gold – US$/eq oz

Gold Fields 2016 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny Smith
All-in sustaining costs
Year 2016
(885.8)
(344.3)
(222.5)
(82.3)
(236.7)
(13.9)
(per table on page 27)
Year 2015
(900.7) (360.2) (226.8) (82.9) (230.0) (12.7)
Add back by-product credits
Year 2016
(1.4)
(0.8)
(0.2)
(0.3)
(0.1)
-
Year 2015
(1.0) (0.5) (0.3) (0.2) (0.1) -
All-in sustaining costs gross
Year 2016
(887.3)
(345.1)
(222.8)
(82.5)
(236.8)
(13.9)
of by-product credits
Year 2015
(901.8) (360.7) (227.1) (83.1) (230.1) (12.7)
Gold equivalent ounces sold
Year 2016
942.4
362.9
229.3
66.4
283.8
-
Year 2015
988.0 371.9 236.6 78.4 301.1 -
AISC gross of by-product
Year 2016
942
951
972
1,243
834
-
credits per equivalent ounce
Year 2015
913 970 960 1,059 764 -
of gold – US$/eq oz
All-in costs
Year 2016
(885.8)
(344.3)
(222.5)
(82.3)
(236.7)
(61.5)
(per table on page 27)
Year 2015
(900.7) (360.2) (226.8) (82.9) (230.0) (39.2)
Add back by-product credits
Year 2016
(1.4)
(0.8)
(0.2)
(0.3)
(0.1)
-
Year 2015
(1.0) (0.5) (0.3) (0.2) (0.1) -
All-in costs gross of
Year 2016
(887.3)
(345.1)
(222.8)
(82.5)
(236.8)
(61.5)
by-product credits
Year 2015
(901.8) (360.7) (227.1) (83.1) (230.1) (39.2)
Gold equivalent ounces sold
Year 2016
942.4
362.9
229.3
66.4
283.8
-
Year 2015
988.0 371.9 236.6 78.4 301.1 -
AIC gross of by-product
Year 2016
942
951
972
1,243
834
-
credits per equivalent ounce
Year 2015
913 970 960 1,059 764 -
of gold – US$/eq oz

Gold Fields 2016 Results
Underground and surface (Unreviewed)
UNITED STATES DOLLARS,
IMPERIAL OUNCES WITH
METRIC TONNES AND GRADE
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground ore
Year 2016
5,311
1,633
-
-
-
-
3,678
628
1,176
428
1,445
Year 2015
5,571
1,231
-
-
-
-
4,340
1,214
1,218
457
1,451
– underground waste
Year 2016
107
107
-
-
-
-
-
-
-
-
-
Year 2015
51
51
-
-
-
-
-
-
-
-
-
– surface ore
Year 2016
28,804
507
17,876
13,608
4,268
6,977
3,444
3,418
-
26
1
Year 2015
27,392
214
17,815
13,520
4,295
6,710
2,653
2,653
-
-
-
– total milled
Year 2016
34,222
2,248
17,876
13,608
4,268
6,977
7,122
4,046
1,176
454
1,446
Year 2015
33,014
1,496
17,815
13,520
4,295
6,710
6,993
3,867
1,218
457
1,451
Yield (grams per tonne)
– underground ore
Year 2016
5.5
5.5
-
-
-
-
-
5.7
4.7
6.1
4.7
6.1
Year 2015
5.5
5.0
-
-
-
-
-
5.7
4.5
6.0
5.3
6.5
– underground waste
Year 2016
-
-
-
-
-
-
-
-
-
-
-
-
Year 2015
-
-
-
-
-
-
-
-
-
-
-
-
– surface ore
Year 2016
1.4
0.1
1.2
1.3
1.1
1.2
2.4
2.4
-
-
1.5
-
Year 2015
1.4
0.2
1.3
1.3
1.2
1.4
2.3
2.3
-
-
-
– combined
Year 2016
2.0
4.0
1.2
1.3
1.1
1.2
4.1
2.8
6.1
4.6
6.1
Year 2015
2.1
4.1
1.3
1.3
1.2
1.4
4.4
3.0
6.0
5.3
6.5
Gold produced (000 ounces)
– underground ore
Year 2016
963.0
289.2
-
-
-
-
-
673.8
95.5
229.4
65.2
283.8
Year 2015
989.4
195.8
-
-
-
-
-
792.5
176.3
236.6
78.4
301.1
– underground waste
Year 2016
-
-
-
-
-
-
-
-
-
-
-
-
Year 2015
-
-
-
-
-
-
-
-
-
-
-
-
– surface ore
Year 2016
1,255.8
1.2
715.8
568.1
147.7
270.2
268.5
267.4
-
1.2
-
Year 2015
1,246.2
1.1
753.9
586.1
167.8
295.6
195.5
195.5
-
-
-
– total
Year 2016
2,218.7
290.4
715.8
568.1
147.7
270.2
942.4
362.9
229.3
66.4
283.8
Year 2015
2,235.6
198.0
753.9
586.1
167.8
295.6
988.0
371.9
236.6
78.4
301.1
Operating costs (dollar per tonne)
– underground
Year 2016
128
153
-
-
-
-
112
109
124
131
98
Year 2015
122
184
-
-
-
-
102
87
117
131
94
– surface
Year 2016
26
12
27
25
32
21
36
36
-
42
-
Year 2015
28
1
29
25
43
21
34
34
-
-
-
– total
Year 2016
42
121
27
25
32
21
75
48
124
126
98
Year 2015
43
158
29
25
43
21
76
50
117
131
94
#
Year ended December 2016 includes 600 ounces at St Ives, from rinsing inventory at the heap leach operations. (Year ended December 2015 includes 4,500 ounces).

Gold Fields 2016 Results

Gold Fields 2016 Results
Review of Operations
(Unreviewed)
Quarter ended 31 December 2016 compared with
quarter ended 30 September 2016
South Africa region
South Deep Project
Dec
2016
Sept
2016
Gold produced
000’oz
80.9
69.4
kg
2,516
2,160
Gold sold
000’oz
79.9
69.4
kg
2,485
2,160
Yield – underground reef
g/t
5.51
5.04
AISC
R/kg
488,534
586,712
US$/oz
1,097
1,289
AIC
R/kg
499,954
599,245
US$/oz
1,122
1,317
Gold production increased by 16 per cent from 2,160 kilograms
(69,400 ounces) in the September quarter to 2,516 kilograms
(80,900 ounces) in the December quarter mainly due to a 5 per cent increase in tonnes treated and a 10 per cent increase in recovered head grade.
Underground reef tonnes milled increased by 7 per cent from
427,000 tonnes in the September quarter to 455,000 tonnes in the
December quarter giving an average of 152,000 reef tonnes per month. Total tonnes milled increased by 5 per cent from 539,000 tonnes to 565,000 tonnes due to an increase in underground
material milled. Total tonnes milled in the December quarter included 35,000 tonnes of underground development waste mined and 75,000 tonnes of surface tailings material compared with 26,000 tonnes of underground development waste mined and 86,000
tonnes of surface tailings material in the September quarter.
Underground reef yield increased by 9 per cent from 5.04 grams per tonne to 5.51 grams per tonne mainly due to fruition of the longhole stoping operating model implemented in June 2016. This model has expedited critical work (development, backfill and secondary support) required to make longhole stopes available.
Development increased by 13 per cent from 1,812 metres in the
September quarter to 2,043 metres in the December quarter to promote longhole stope availability. New mine capital development
(phase one, sub 95 level) increased by 3 per cent from 204 metres in the September quarter to 210 metres in the December quarter.
Development in the current mine areas in 95 level and above
increased by 14 per cent from 1,608 metres to 1,833 metres.
Destress mining decreased by 3 per cent from 6,340 square metres in the September quarter to 6,148 square metres in the December quarter mainly due to the unfortunate fatal accident on 10
September 2016. In addition, two destress cuts were temporarily stopped as a result of the intersection of geological features.
Together, these incidents resulted in the loss of 5 days of destress production. Longhole stoping increased by 31 per cent from
192,000 tonnes to 252,000 tonnes, a record achievement for the mine.
The current mine (95 level and above) contributed 63 per cent of the ore tonnes in the December quarter, compared with 64 per cent in the September quarter. The longhole stoping method accounted for
51 per cent of total ore tonnes mined in the December quarter compared with 48 per cent in the September quarter.
Net operating costs decreased by 1 per cent from R1,022 million
(US$72 million) to R1,012 million (US$73 million) mainly due to lower payroll charges. Gold-in-process amounted to R11 million
(US$1 million) and related to unsold gold at the end of the December quarter.
Capital expenditure decreased by 3 per cent from R234 million
(US$17 million) in the September quarter to R228 million (US$17 million) in the December quarter.
Sustaining capital expenditure decreased by 3 per cent from R207 million (US$15 million) in the September quarter to R200 million
(US$15 million) in the December quarter. Non-sustaining capital expenditure was similar at R28 million (US$2 million).
All-in sustaining costs decreased by 17 per cent from R586,712 per kilogram (US$1,289 per ounce) in the September quarter to
R488,534 per kilogram (US$1,097 per ounce) in the December
quarter mainly due to increased gold sold, lower sustaining capital expenditure and lower net operating costs.
Total all-in cost decreased by 17 per cent from R599,245 per kilogram (US$1,317 per ounce) in the September quarter to
R499,954 per kilogram (US$1,122 per ounce) in the December
quarter due to the same reasons as for all-in-sustaining costs.
West Africa region
GHANA
Tarkwa
Dec
2016
Sept
2016
Gold produced
000’oz
145.9
148.6
Yield
g/t
1.36
1.33
AISC and AIC
US$/oz
906
950
Gold production decreased by 2 per cent from 148,600 ounces in the September quarter to 145,900 ounces in the December quarter due to lower plant throughput.
Total tonnes mined, including capital stripping, decreased by 3 per cent from 25.3 million tonnes in the September quarter to 24.5 million tonnes in the December quarter. Ore tonnes mined
increased by 17 per cent from 3.6 million tonnes to 4.2 million tonnes due to a higher number of available face positions in line with the mining sequence. Operational waste tonnes mined decreased by
29 per cent from 11.2 million tonnes to 7.9 million tonnes while capital waste tonnes mined increased by 18 per cent from 10.5 million tonnes to 12.4 million tonnes, both as per the mining sequence. Grade mined decreased from 1.41 grams per tonne to
1.35 grams per tonne. The strip ratio decreased from 6.5 to 5.3.
The CIL plant throughput decreased by 4 per cent from 3.48 million tonnes in the September quarter to 3.33 million tonnes in the
December quarter due to earlier than planned Sag and Ball mill

Gold Fields 2016 Results

relining. Realised yield increased by 2 per cent from 1.33 grams per tonne to 1.36 grams per tonne due to higher grades processed.
Net operating costs, including gold-in-process movements,
decreased by 8 per cent from US$89 million to US$82 million due to an US$8 million gold-in-process credit to cost in the December quarter compared with US$1 million in the September quarter.
Capital expenditure increased by 11 per cent from US$37 million to
US$41 million due to higher expenditure on deferred stripping as a result of higher capital tonnes mined.
All-in sustaining costs and total all-in cost decreased by 5 per cent from US$950 per ounce in the September quarter to US$906 per ounce in the December quarter due to lower net operating costs, partially offset by lower gold sold and higher capital expenditure.
Damang
Dec
2016
Sept
2016
Gold produced 000’oz
36.9
38.9
Yield g/t
1.02
1.07
AISC and AIC US$/oz
1,317
1,182
Gold production decreased by 5 per cent from 38,900 ounces in the
September quarter to 36,900 ounces in the December quarter
mainly due to lower head grade processed.
Total tonnes mined, including capital stripping, decreased by 13 per cent from 4.8 million tonnes in the September quarter to 4.2 million tonnes in the December quarter mainly due to lower equipment availability, given the age of the fleet and pending the full transition to contractor mining.
Ore tonnes mined increased by 33 per cent from 0.6 million tonnes in the September quarter to 0.8 million tonnes in the December quarter. Total waste tonnes mined decreased by 19 per cent from
4.2 million tonnes to 3.4 million tonnes. Capital waste tonnes
(included in total waste tonnes) decreased by 76 per cent from 3.6 million tonnes to 0.9 million tonnes. Operational waste tonnes increased from 0.6 million tonnes to 2.5 million tonnes. Head grade mined increased by 2 per cent from 1.20 grams per tonne to 1.22 grams per tonne. The strip ratio decreased from 7.1 to 4.2.
Yield decreased by 5 per cent from 1.07 grams per tonne to 1.02 grams per tonne due to lower grade realised from stockpile ore processed. For the December quarter, 0.66 million tonnes of fresh ore and oxides were milled at an average grade of 1.26 grams per tonne and 0.47 million tonnes of stockpiles were milled at an average grade of 1.01 grams per tonne. This compared with 0.41 million tonnes of fresh ore and oxides milled at an average grade of
1.21 grams per tonne and 0.72 million tonnes of stockpiles milled at an average grade of 1.18 grams per tonne for the September
quarter. As a consequence, tonnes processed were similar at 1.13 million tonnes.
Net operating costs, including gold-in-process movements,
increased by 30 per cent from US$27 million to US$35 million mainly due to increased operating tonnes mined and a gold-in-process charge to cost of US$1 million in the December quarter compared with a credit to cost of US$2 million in the September quarter.
Capital expenditure decreased by 31 per cent from US$16 million to
US$11 million mainly due to lower capital waste stripping in the
December quarter.
All-in sustaining costs and total all-in cost increased by 11 per cent from US$1,182 per ounce in the September quarter to US$1,317 per ounce in the December quarter mainly due to lower gold sold and higher net operating cost, partially offset by lower capital expenditure.
South America region
PERU
Cerro Corona
Dec
2016
Sept
2016
Gold produced 000’oz
44.6
35.1
Copper produced tonnes
8,681
7,293
Total equivalent gold produced 000’eq oz
81.5
61.2
Total equivalent gold sold 000’eq oz
85.8
62.9
Yield – gold g/t
0.83
0.67
– copper per cent
0.52
0.44
– combined eq g/t
1.46
1.11
AISC and AIC US$/oz
303
765
AISC and AIC US$/eq oz
676
945
Gold price* US$/oz
1,235
1,334
Copper price* US$/t
5,227
4,768
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production increased by 27 per cent from 35,100 ounces in the
September quarter to 44,600 ounces in the December quarter.
Copper production increased by 19 per cent from 7,293 tonnes to
8,681 tonnes. Equivalent gold production increased by 33 per cent from 61,200 ounces to 81,500 ounces. The increase in gold and copper production was mainly due to higher gold and copper head grades in line with the mining sequence. Gold head grade increased by 21 per cent from 1.00 grams per tonne to 1.21 grams per tonne and copper head grade increased by 18 per cent from 0.51 per cent to 0.60 per cent. Gold recoveries increased from 66.5 per cent to
68.7 per cent mainly due to lower presence of fine porous pyrite in ore treated during November and December. Copper recoveries
increased from 86.4 per cent to 86.5 per cent. As a result, gold yield increased by 24 per cent from 0.67 grams per tonne to 0.83 grams per tonne and copper yield increased by 18 per cent from 0.44 per cent to 0.52 per cent.
In the December quarter, concentrate with a payable content of
46,000 ounces of gold was sold at an average price of US$1,208 per ounce and 8,549 tonnes of copper was sold at an average price of US$4,626 per tonne, net of treatment and refining charges. This compared with 36,200 ounces of gold that was sold at an average price of US$1,334 per ounce and 7,479 tonnes of copper that was sold at an average price of US$3,974 per tonne, net of treatment and refining charges, in the September quarter.
Total tonnes mined decreased by 9 per cent from 3.60 million tonnes in the September quarter to 3.29 million tonnes in the December quarter mainly due to lower waste mined in line with the mining sequence. Ore mined decreased by 3 per cent from 1.78 million tonnes to 1.73 million tonnes. Operational waste tonnes mined

Gold Fields 2016 Results
decreased by 14 per cent from 1.82 million tonnes to 1.56 million tonnes.
Ore processed increased by 2 per cent from 1.71 million tonnes in the September quarter to 1.74 million tonnes in the December quarter mainly due to higher throughput (833 tonnes per hour in the
December quarter versus 829 tonnes per hour in the September quarter) and higher plant availability (97 per cent in the December quarter versus 93 per cent in the September quarter) due to
maintenance activities.
Net operating costs, including gold-in-process movements,
increased by 5 per cent from US$38 million to US$40 million mainly due to increases in the diesel price and grinding media as well as increased statutory workers participation.
Capital expenditure increased by 7 per cent from US$15 million to
US$16 million and related to the construction activities at the tailings dam and waste storage facilities.
All-in sustaining costs and total all-in cost per gold ounce decreased by 60 per cent from US$765 per ounce in the September quarter to
US$303 per ounce in the December quarter mainly due to higher gold sold and higher copper by-product credits, partially offset by higher net operating costs. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 28 per cent from US$945 per equivalent ounce to US$676 per equivalent ounce due to the same reasons as above, as well as higher equivalent ounces sold.
Australia region
St Ives
Dec
2016
Sept
2016
Gold produced
000’oz
95.6
91.5
Yield
– underground
g/t
4.56
4.50
–
surface
g/t
2.47
2.47
–
combined
g/t
2.72
2.83
AISC and AIC
A$/oz
1,213
1,383
US$/oz
914
1,050
Gold production increased by 4 per cent from 91,500 ounces in the
September quarter to 95,600 ounces in the December quarter.
At the underground operations, ore tonnes mined decreased by 10 per cent from 157,000 tonnes in the September quarter to 142,000 tonnes in the December quarter due to a deterioration of ground conditions at Hamlet. Head grade decreased by 3 per cent from
4.78 grams per tonne to 4.65 grams per tonne due to scheduling.
At the open pit operations, ore tonnes mined decreased by 14 per cent from 962,000 tonnes in the September quarter to 831,000 tonnes in the December quarter due to ore production being
impacted by the removal of the temporary western ramp into the
Invincible pit. The interim ramp was installed to connect Stage 3 and
Stage 5 of the Invincible pit. It allowed for considerable savings in haulage costs, there was no room to leave it in place. Grade mined increased by 8 per cent from 2.54 grams per tonne to 2.74 grams per tonne due to higher grade of ore mined from Stage 3 of the
Invincible pit.
Operational waste tonnes mined increased by 136 per cent from 2.2 million tonnes in the September quarter to 5.2 million tonnes in the
December quarter following the completion of pre-strip activities at
Invincible Stage 5 pit during the December quarter. The
classification of the material changed from capital waste to operational waste and as a result, capital waste tonnes mined decreased by 45 per cent from 7.7 million tonnes to 4.2 million tonnes. Total material movements at the open pits decreased by 6 per cent from 10.9 million tonnes to 10.2 million tonnes. The strip ratio increased from 10.3 to 11.3 due to the reduced ore tonnes while the western ramp was being removed.
Throughput at the Lefroy mill increased by 9 per cent from 1,005,000 tonnes in the September quarter to 1,094,000 tonnes in the
December quarter. The mill was closed for the first week of the
September quarter to complete the installation of a new electrical control block for the Sag mill. Yield decreased by 4 per cent from
2.83 grams per tonne to 2.72 grams per tonne with the additional tonnes milled comprising lower grade feed.
Net operating costs, including gold-in-process movements,
increased by 23 per cent from A$61 million (US$46 million) to A$75 million (US$56 million) due to the Invincible Stage 5 pit transitioning from pre-stripping to ore and waste mining. This increase was fully offset by a reduction in pre-strip capital costs.
Capital expenditure decreased by 35 per cent from A$57 million
(US$43 million) to A$37 million (US$28 million) mainly due to decreased expenditure on pre-stripping at Invincible.
All-in sustaining costs and total all-in cost decreased by 12 per cent from A$1,383 per ounce (US$1,050 per ounce) in the September quarter to A$1,213 per ounce (US$914 per ounce) in the December quarter due to lower capital expenditure and increased gold sold, partially offset by higher net operating costs.
Agnew/Lawlers
Dec
2016
Sept
2016
Gold produced
000’oz
62.2
57.8
Yield
g/t
6.49
5.78
AISC and AIC
A$/oz
1,081
1,246
US$/oz
815
955
Gold production increased by 8 per cent from 57,800 ounces in the
September quarter to 62,200 ounces in the December quarter.
Ore mined from underground increased by 8 per cent from 325,000 tonnes in the September quarter to 352,000 tonnes in the December quarter due to the availability of additional ore development headings in the Cinderella orebody at New Holland and multiple stoping fronts on line in the FBH orebody at Waroonga. Operational waste tonnes mined increased by 7 per cent from 51,500 tonnes in the September quarter to 55,100 tonnes in the December quarter.
Head grade mined decreased marginally from 6.25 grams per tonne to 6.20 grams per tonnes due to an increase in development ore.
Tonnes processed decreased by 4 per cent from 312,000 tonnes in the September quarter to 298,000 tonnes in the December quarter.
The combined yield increased by 12 per cent from 5.78 grams per tonne to 6.49 grams per tonne due to the mill being preferentially fed higher grade ore.

Gold Fields 2016 Results

Net operating costs, including gold-in-process movements,
increased by 7 per cent from A$45 million (US$34 million) to A$48 million (US$36 million) mainly due to increased ore mined during the
December quarter.
Capital expenditure decreased by 18 per cent from A$22 million
(US$17 million) to A$18 million (US$13 million) due to lower capital development at Waroonga following the completion of the
Waroonga North exploration drive during the September quarter.
All-in sustaining costs and total all-in cost decreased by 13 per cent from A$1,246 per ounce (US$955 per ounce) in the September
quarter to A$1,081 per ounce (US$815 per ounce) in the December quarter due to increased gold sold and lower capital expenditure partially offset by higher net operating costs.
Darlot
Dec
2016
Sept
2016
Gold produced
000’oz
14.0
15.3
Yield
g/t
3.87
4.27
AISC and AIC
A$/oz
1,921
1,688
US$/oz
1,443
1,286
Gold production decreased by 8 per cent from 15,300 ounces in the
September quarter to 14,000 ounces in the December quarter due to lower underground grades mined.
Ore mined from underground decreased from 109,300 tonnes in the
September quarter to 106,500 tonnes in the December quarter. In addition, a further 2,500 tonnes were sourced from a surface oxide trial in the December quarter. Head grade mined decreased from
4.32 grams per tonne in the September quarter to 3.96 grams per tonne in the December quarter. The reduced grade was due to
mining of the lower grade bulk Felsic’s area of Lords South Lower during the December quarter.
Tonnes processed increased by 2 per cent from 111,000 tonnes in the September quarter to 113,000 tonnes in the December quarter.
The yield decreased by 10 per cent from 4.27 grams per tonne to
3.87 grams per tonne mainly due to lower grade ore mined.
Net operating costs, including gold-in-process movements,
increased by 12 per cent from A$17 million (US$13 million) to A$19 million (US$15 million) mainly due to a A$1 million (US$1 million)
gold-in-circuit charge to cost in the December quarter compared with
A$nil million (US$nil million) in the September quarter.
Capital expenditure increased by 14 per cent from A$7 million (US$5 million) to A$8 million (US$6 million) mainly due to exploration and development of the Oval ore body. The Oval ore body is a recent discovery which is expected to provide the primary ore feed in 2017.
All-in sustaining costs and total all-in cost increased by 14 per cent from A$1,688 per ounce (US$1,286 per ounce) in the September quarter to A$1,921 per ounce (US$1,443 per ounce) in the
December quarter due to lower gold sold, higher net operating costs and higher capital expenditure.
Granny Smith
Dec
2016
Sept
2016
Gold produced
000’oz
67.4
72.8
Yield
g/t
6.37
6.03
AISC and AIC
A$/oz
1,175
1,167
US$/oz
885
885
Gold production decreased by 7 per cent from 72,800 ounces in the
September quarter to 67,400 ounces in the December quarter
mainly due to a reduction in tonnes processed.
Ore mined from underground decreased by 2 per cent from 381,000 tonnes in the September quarter to 374,000 tonnes mainly due to the excavation of two major ventilation raises (VR4 and VR7) in the
December quarter. Head grade mined increased by 4 per cent from
6.56 grams per tonne in the September quarter to 6.84 grams per tonne in the December quarter as production returned to the higher grade areas in Zone 90.
Tonnes processed decreased by 13 per cent from 376,000 tonnes in the September quarter to 329,000 tonnes in the December quarter mainly due to timing of the mill campaign in December which allowed critical maintenance work and subsequently resulted in a stockpile being accumulated at year end. The yield increased by 6 per cent from 6.03 grams per tonne to 6.37 grams per tonne reflecting the higher grades mined.
Net operating costs, including gold-in-process movements,
decreased by 9 per cent from A$46 million (US$35 million) in the
September quarter to A$42 million (US$32 million) in the December quarter. The lower operating cost was due to a A$7 million (US$5 million) gold-in-process credit to cost compared with A$2 million
(US$1 million) in the September quarter.
Capital expenditure increased by 6 per cent from A$34 million
(US$26 million) in the September quarter to A$36 million (US$27 million) in the December quarter mainly due to higher expenditure related to the purchase of fleet.
All-in sustaining costs and total all-in cost increased by 1 per cent from A$1,167 per ounce (US$885 per ounce) in the September
quarter to A$1,175 per ounce (US$885 per ounce) in the December quarter due to the lower gold sold, partially offset by lower net operating costs.

Gold Fields 2016 Results
Salient feature and cost benchmarks (Unreviewed)
Salient features and cost benchmarks for the quarters ended 31 December 2016, 30 September 2016 and 31 December 2015
UNITED STATES DOLLARS
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating Results
Ore milled/treated (000 tonnes)
Dec 2016
8,606
565
4,465
3,336
1,129
1,742
Sept 2016
8,656
539
4,604
3,475
1,129
1,709
Dec 2015
8,386
549
4,361
3,299
1,062
1,727
Yield (grams per tonne)
Dec 2016
2.1
4.4
1.3
1.4
1.0
1.5
Sept 2016
2.0
4.0
1.3
1.3
1.1
1.1
Dec 2015
2.2
3.9
1.3
1.4
1.3
1.2
Gold produced (000 managed equivalent ounces)
Dec 2016
584.4
80.9
182.8
145.9
36.9
81.5
Sept 2016
555.4
69.4
187.5
148.6
38.9
61.2
Dec 2015
585.0
68.1
187.6
144.8
42.9
66.2
Gold sold (000 managed equivalent ounces)
Dec 2016
587.7
79.9
182.8
145.9
36.9
85.8
Sept 2016
557.1
69.4
187.5
148.6
38.9
62.9
Dec 2015
586.3
68.1
187.6
144.8
42.9
67.5
Net operating costs (dollar million)
Dec 2016
(368.4)
(72.6)
(117.4)
(82.0)
(35.3)
(39.8)
Sept 2016
(353.6)
(71.7)
(116.0)
(89.0)
(27.1)
(37.6)
Dec 2015
(342.2)
(61.1)
(117.8)
(72.8)
(45.0)
(38.5)
Operating costs (dollar per tonne)
Dec 2016
45
130
28
27
31
23
Sept 2016
41
133
26
26
26
21
Dec 2015
41
111
28
24
42
21
All-in-sustaining costs (dollar per ounce)
Dec 2016
914
1,097
989
906
1,317
303
Sept 2016
1,017
1,289
999
950
1,182
765
Dec 2015
920
1,095
925
799
1,361
1,285
Total all-in-cost (dollar per ounce)
Dec 2016
917
1,122
989
906
1,317
303
Sept 2016
1,020
1,317
999
950
1,182
765
Dec 2015
927
1,156
925
799
1,361
1,285
Sustaining capital expenditure (dollar million)
Dec 2016
(155.9)
(14.7)
(52.0)
(40.6)
(11.4)
(15.5)
Sept 2016
(173.2)
(14.9)
(52.2)
(36.6)
(15.6)
(14.9)
Dec 2015
(155.1)
(13.2)
(37.5)
(34.8)
(2.8)
(27.6)
Non-sustaining capital expenditure (dollar million)
Dec 2016
(2.0)
(2.0)
-
-
-
-
Sept 2016
(1.9)
(1.9)
-
-
-
-
Dec 2015
(4.2)
(4.2)
-
-
-
-
Total capital expenditure (dollar million)
Dec 2016
(157.9)
(16.7)
(52.0)
(40.6)
(11.4)
(15.5)
Sept 2016
(175.1)
(16.8)
(52.2)
(36.6)
(15.6)
(14.9)
Dec 2015
(159.3)
(17.4)
(37.5)
(34.6)
(2.8)
(27.6)
Average exchange rates were US$1 = R13.87, US$1 = R14.15 and US$1 = R14.08 for the December 2016, September 2016 and December 2015 quarters respectively.
Figures may not add as they are rounded independently.

Gold Fields 2016 Results

Salient feature and cost benchmarks (Unreviewed)
Salient features and cost benchmarks for the quarters ended 31 December 2016, 30 September 2016 and 31 December 2015
UNITED STATES DOLLARS
AUSTRALIAN DOLLARS
SOUTH
AFRICAN
RAND
Australia Region
Australia Region
South Africa
Region
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South
Deep
Operating Results
Ore milled/treated
Dec 2016
1,834
1,094
298
113
329
1,834
1,094
298
113
329
565
(000 tonnes)
Sept 2016
1,804
1,005
312
111
376
1,804
1,005
312
111
376
539
Dec 2015
1,749
974
298
118
359
1,749
974
298
118
359
549
Yield
Dec 2016
4.1
2.7
6.5
3.8
6.4
4.1
2.7
6.5
3.8
6.4
4.4
(grams per tonne)
Sept 2016
4.1
2.8
5.8
4.3
6.0
4.1
2.8
5.8
4.3
6.0
4.0
Dec 2015
4.7
3.2
6.9
6.5
6.3
4.7
3.2
6.9
6.5
6.3
3.9
Gold produced
Dec 2016
239.2
95.6
62.2
14.0
67.4
239.2
95.6
62.2
14.0
67.4
2,516
(000 managed equivalent ounces)
Sept 2016
237.3
91.5
57.8
15.3
72.8
237.3
91.5
57.8
15.3
72.8
2,160
Dec 2015
263.0
100.4
65.7
24.6
72.4
263.0
100.4
65.7
24.6
72.4
2,119
Gold sold
Dec 2016
239.2
95.6
62.2
14.0
67.4
239.2      95.6
62.2           14.0
67.4
2,485
(000 managed equivalent ounces)
Sept 2016
237.3
91.5
57.8
15.3
72.8
237.3
91.5
57.8
15.3
72.8
2,160
Dec 2015
263.0
100.4
65.7
24.6
72.4
263.0
100.4
65.7
24.6
72.4
2,119
Net operating costs*
Dec 2016
(138.6)
(56.2)
(36.1)
(14.5)
(31.8)
(184.9)
(75.3)
(48.2)
(19.1)
(42.2)
(1,012.1)
(million)
Sept 2016
(128.3)
(46.2)
(34.4)
(13.1)
(34.7)
(168.5)
(60.8)
(45.1)
(17.1)
(45.5)
(1,021.8)
Dec 2015
(124.8)
(45.6)
(31.2)
(14.3)
(33.7)
(175.7)
(64.6)
(44.0)
(20.0)
(47.3)
(857.3)
Operating costs
Dec 2016
80
51
135
120
111
107
69
180
159
148
1,797
(dollar per tonne)
Sept 2016
73
45
122
119
95
96
59
161
155
125
1,882
Dec 2015
73
48
113
123
90
102
67
159
172
126
1,567
All-in-sustaining costs
Dec 2016
913
914
815
1,443
885
1,209
1,213
1,081
1,921
1,175
488,534
(dollar per ounce)
Sept 2016
991
1,050
955
1,286
885
1,303
1,383
1,246
1,688
1,167
586,712
Dec 2015
819
836
828
817
787
1,146
1,171
1,160
1,142
1,101
495,833
Total all-in-cost
Dec 2016
913
914
815
1,443
885
1,209
1,213
1,081
1,921
1,175
499,954
(dollar per ounce)
Sept 2016
991
1,050
955
1,286
885
1,303
1,383
1,246
1,688
1,167
599,245
Dec 2015
819
836
828
817
787
1,146
1,171
1,160
1,142
1,101
522,642
Sustaining capital*
Dec 2016
(73.8)
(27.6)
(13.4)
(6.2)
(26.7)
(97.8)
(36.5)
(17.7)
(8.2)
(35.5)
(199.7)
(million)
Sept 2016
(91.2)
(43.1)
(16.8)
(5.4)
(25.9)
(120.0)
(56.8)
(21.9)
(7.1)
(34.2)
(207.1)
Dec 2015
(76.9)
(32.4)
(20.1)
(4.9)
(19.5)
(106.6))
(44.8)
(27.9)
(6.8)
(27.0)
(184.4)
Non-sustaining capital*
Dec 2016
-
-
-
-
-
-
-
-
-
-
(28.3)
(million)
Sept 2016
-
-
-
-
-
-
-
-
-
-
(27.1)
Dec 2015
-
-
-
-
-
-
-
-
-
-
(59.0)
Total capital expenditure*
Dec 2016
(73.8)
(27.6)
(13.4)
(6.2)
(26.7)
(97.8)
(36.5)
(17.7)
(8.2)
(35.5)
(228.0)
(million)
Sept 2016
(91.2)
(43.1)
(16.8)
(5.4)
(25.9)
(120.0)
(56.8)
(21.9)
(7.1)
(34.2)
(234.2)
Dec 2015
(76.9)
(32.4)
(20.1)
(4.9)
(19.5)
(106.6)
(44.8)
(27.9)
(6.8)
(27.0)
(243.4)
Average exchange rates were US$1 = R13.87, US$1 = R14.15 and US$1 = R14.08 for the December 2016, September 2016 and December 2015 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.75, A$1 = US$0.76 and A$1 = US$0.72 for the December 2016, September 2016 and December 2015 quarters respectively.
Figures may not add as they are rounded independently.
* In local currency.

Gold Fields 2016 Results
Underground and surface
(Unreviewed)
UNITED STATES DOLLARS,
IMPERIAL OUNCES WITH
METRIC TONNES AND GRADE
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground ore
Dec 2016
1,323
455
-
-
-
-
868
128
298
113
329
Sept 2016
1,404
427
-
-
-
-
977
178
312
111
376
Dec 2015
1,414
404
-
-
-
-
1,010
235
298
118
359
– underground waste
Dec 2016
35
35
-
-
-
-
-
-
-
-
-
Sept 2016
26
26
-
-
-
-
-
-
-
-
-
Dec 2015
23
23
-
-
-
-
-
-
-
-
-
– surface ore
Dec 2016
7,248
75
4,465
3,336
1,129
1,742
966
966
-
-
-
Sept 2016
7,226
86
4,604
3,475
1,129
1,709
827
827
-
-
-
Dec 2015
6,949
122
4,361
3,299
1,062
1,727
739
739
-
-
-
– total milled
Dec 2016
8,606
565
4,465
3,336
1,129
1,742
1,834
1,094
298
113
329
Sept 2016
8,656
539
4,604
3,475
1,129
1,709
1,804
1,005
312
111
376
Dec 2015
8,386
549
4,361
3,299
1,062
1,727
1,749
974
298
118
359
Yield (grams per tonne)
– underground ore
Dec 2016
5.6
5.5
-
-
-
-
5.8
4.6
6.5
3.9
6.4
Sept 2016
5.2
5.0
-
-
-
-
5.5
4.5
5.8
4.3
6.0
Dec 2015
5.8
5.2
-
-
-
-
6.1
4.8
6.9
6.5
6.3
– underground waste
Dec 2016
-
-
-
-
-
-
-
-
-
-
-
Sept 2016
-
-
-
-
-
-
-
-
-
-
-
Dec 2015
-
-
-
-
-
-
-
-
-
-
-
– surface ore
Dec 2016
1.5
0.1
1.3
1.4
1.0
1.5
2.5
2.5
-
-
-
Sept 2016
1.3
0.1
1.3
1.3
1.1
1.1
2.5
2.5
-
-
-
Dec 2015
1.4
0.1
1.3
1.4
1.3
1.2
2.7
2.7
-
-
-
– combined
Dec 2016
2.1
4.4
1.3
1.4
1.0
1.5
4.1
2.7
6.5
3.9
6.4
Sept 2016
2.0
4.0
1.3
1.3
1.1
1.1
4.1
2.8
5.8
4.3
6.0
Dec 2015
2.2
3.9
1.3
1.4
1.3
1.2
4.7
3.2
6.9
6.5
6.3
Gold produced (000 ounces)
– underground ore
Dec 2016
243.1
80.8
-
-
-
-
162.3
18.8
62.2
14.0
67.4
Sept 2016
240.7
69.2
-
-
-
-
171.5
25.7
57.8
15.3
72.8
Dec 2015
266.7
67.7
-
-
-
-
199.0
36.3
65.7
24.6
72.3
– underground waste
Dec 2016
-
-
-
-
-
-
-
-
-
-
-
Sept 2016
-
-
-
-
-
-
-
-
-
-
-
Dec 2015
-
-
-
-
-
-
-
-
-
-
-
– surface ore
Dec 2016
341.3
0.1
182.8
145.9
36.9
81.5
76.9
76.9
-
-
-
Sept 2016
314.7
0.2
187.5
148.6
38.9
61.2
65.8
-
-
-
-
Dec 2015
318.4
0.5
187.6
144.8
42.9
66.2
64.1
64.1
-
-
-
– total
Dec 2016
584.4
80.9
182.8
145.9
36.9
81.5
239.2
95.6
62.2
14.0
67.4
Sept 2016
555.4
69.4
187.5
148.6
38.9
61.2
237.3
91.5
57.8
15.3
72.8
Dec 2015
585.0
68.1
187.6
144.8
42.9
66.2
263.0
100.4
65.7
24.6
72.4
Operating costs (dollar per tonne)
– underground
Dec 2016
139
149
-
-
-
-
128
158
135
120
111
Sept 2016
128
157
-
-
-
-
111
120
122
119
95
Dec
2015
112
142
-
-
-
-
96
104
113
123
90
– surface
Dec 2016
28
3
28
27
31
23
37
37
-
-
-
Sept 2016
25
2
26
26
26
21
29
29
-
-
-
Dec 2015
27
3
28
24
42
21
40
-
-
-
– total
Dec 2016
45
130
28
27
31
23
80
51
135
120
111
Sept 2016
41
133
26
26
26
21
73
45
122
119
95
Dec 2015
41
111
28
24
42
21
73
48
113
123
90
#
Quarter ended December 2016 includes 300 ounces at St Ives, from rinsing inventory at the heap leach operations, December 2015 quarter included 180 ounces from rinsing.

Gold Fields 2016 Results

Administration and corporate information
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com
Registered office
JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
LONDON
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder Correspondence should be mailed to
:
BNY Mellon Shareowner Services
P.O. Box 30170
College Station, TX 77842-3170
Overnight Correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com
Phone Numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com
Transfer secretaries
SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 0300
Calls cost 10p a minute plus network extras, lines are open 8h30am –
05-00pm Mon-Fri] or [from overseas]
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Listings
JSE / NYSE / GFI
SWX: GOLI
CA Carolus° (Chair)   RP Menell° (Deputy Chair)    NJ Holland*• (Chief Executive Officer)   PA Schmidt• (Chief Financial Officer)
A Andani
#
°   PJ Bacchus°   TP Goodlace°   DMJ Ncube°   SP Reidˆ°   YGH Suleman°   GM Wilson°
ˆ Australian   * British
#
Ghanaian
° Independent Director   • Non-independent Director

Gold Fields 2016 Results
Independent auditor’s review report on condensed consolidated financial statements
To the shareholders of Gold Fields Limited
We have reviewed the condensed consolidated financial statements of Gold Fields
Limited, which comprise the condensed consolidated statement of financial position as at 31 December 2016, the condensed consolidated income statement and the condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes, as set out on pages 16 to 23 and marked as reviewed, and the segmental financial results for the year ended 31 December 2016, as set out on pages 24 to 25 and marked as reviewed.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the
“Basis of accounting” note to the financial statements, and the requirements of the
Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review
Engagements (ISRE) 2410, which applies to a review of historical information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.
The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing.
Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2016 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the “Basis of accounting” note to the financial statements, and the requirements of the Companies Act of South Africa.
/s/ KPMG Inc.
Registered Auditor
Per Coenie Basson
Chartered Accountant (SA)
Director
Registered Auditor
16 February 2017
Parktown
South Africa
Forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section
21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-
looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields’ mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group’s business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and
Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated:
16
February
2017
By:
/s/
Nicholas
J.
Holland
Name:
Nicholas
J.
Holland
Title:
Chief Executive Officer